EXHIBIT 99.2
                                                                    ------------





                               [GRAPHIC OMITTED]
                        [LOGO - VERMILION ENERGY TRUST]



                         INITIAL ANNUAL INFORMATION FORM
                      FOR THE YEAR ENDED DECEMBER 31, 2002




                                 April 11, 2003

                                TABLE OF CONTENTS

                                                                            PAGE


GLOSSARY OF TERMS..............................................................1
         Conventions...........................................................4
         Abbreviations.........................................................4
         Other    .............................................................4
         Conversion............................................................4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS..............................5
VERMILION ENERGY TRUST.........................................................5
         General  .............................................................5
         Organizational Structure of the Trust.................................5
         Summary Description of the Business...................................6
GENERAL DEVELOPMENT OF THE BUSINESS OF  THE TRUST AND VERMILION................8
         History of the Corporation............................................8
         Significant Acquisitions and Significant Dispositions.................9
NARRATIVE DESCRIPTION OF THE BUSINESS.........................................10
         Stated Business Objectives...........................................10
         Description of Properties............................................10
         Canada Assets........................................................10
         France Assets........................................................12
         Trinidad ............................................................13
         Petroleum and Natural Gas Reserves...................................14
         Landholdings.........................................................19
         Oil and Gas Wells....................................................20
         Reconciliation of Reserves...........................................20
         Production History and Prices Received...............................21
         Drilling Activity....................................................23
         Marketing............................................................23
         Capital Expenditures.................................................24
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST......................25
         Trust Units..........................................................25
         Special Voting Rights................................................25
         Unitholders Limited Liability........................................26
         Issuance of Trust Units..............................................26
         Cash Distributions...................................................26
         Redemption Right.....................................................26
         Non-Resident Unitholders.............................................28
         Meetings of Unitholders..............................................28
         Exercise of Voting Rights Attached to Shares of Vermilion............28
         Trustee  ............................................................29
         Delegation of Authority, Administration and Trust Governance.........29
         Liability of the Trustee.............................................29
         Amendments to the Trust Indenture....................................30
         Takeover Bid.........................................................30
         Termination of the Trust.............................................30
         Reporting to Unitholders.............................................31
         Distribution Reinvestment and Optional Trust Unit Purchase Plan......31
         Unitholder Rights Plan...............................................31
ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD.....................34
         Management of Vermilion..............................................34
         Vermilion Share Capital..............................................39
         Voting and Exchange Trust Agreement..................................43
         Support Agreement....................................................44
         Notes    ............................................................45
         Royalty Agreement....................................................46

                                TABLE OF CONTENTS
                                   (continued)
                                                                            PAGE


SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................47
MANAGEMENT'S DISCUSSION AND ANALYSIS..........................................48
         Liquidity and Capital Resources......................................49
         Production...........................................................51
         Capital Expenditures.................................................52
         Cash Flow Netbacks...................................................53
         Crude Oil Marketing..................................................53
         Natural Gas Marketing................................................54
         Revenue  54
         Royalties............................................................55
         Lifting Costs........................................................55
         Debt and Interest Expense............................................56
         General and Administrative Expenses..................................56
         Depletion and Depreciation Expense...................................56
         Taxes    ............................................................57
         Risk Management......................................................57
         Currency Risk........................................................57
         Environment, Health and Safety.......................................57
MARKET FOR SECURITIES.........................................................58
RISK FACTORS..................................................................58
         Reserve Estimates....................................................59
         Volatility of Oil and Natural Gas Prices.............................59
         Changes in Legislation...............................................59
         Investment Eligibility...............................................59
         Operational Matters..................................................59
         Environmental Concerns...............................................59
         Kyoto Protocol.......................................................60
         Debt Service.........................................................60
         Delay in Cash Distributions..........................................60
         Taxation of Vermilion................................................60
         Depletion of Reserves................................................61
         Net Asset Value......................................................61
         Return of Capital....................................................61
         Nature of Trust Units................................................61
         Unitholders Limited Liability........................................61
ADDITIONAL INFORMATION........................................................62

Schedule A - CONSOLIDATED FINANCIAL STATEMENTS
Schedule B - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                                GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"AFFILIATE" when used to indicate a relationship with a person or company, has the same meaning as set forth in the SECURITIES ACT (Alberta);

"AVENTURA" means Aventura Energy Inc., a corporation incorporated pursuant to the ABCA;

"AVENTURA SHARES" means the common shares of Aventura;

"BOARD OF DIRECTORS" or "BOARD" means the board of directors of Vermilion;

"CONTROL" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"CURRENT MARKET PRICE OF A TRUST UNIT" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX on that date and the nine trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of Vermilion for such purpose; provided, however, that if in the opinion of the board of directors of Vermilion the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of Vermilion, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"DISTRIBUTABLE CASH" means all amounts available for distribution during any applicable period to holders of Trust Units;

"DISTRIBUTION" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"DISTRIBUTION PAYMENT DATE" means any date that Distributable Cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date;

"DISTRIBUTION RECORD DATE" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"DRIP PLAN" means the Distribution Reinvestment and Optional Trust Unit Purchase Plan adopted by the Trust;

"EXCHANGE RATIO" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of Exchangeable Shares which, in respect of each Exchangeable Share, was initially equal to one upon completion of the Arrangement, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio immediately prior to the applicable Distribution Payment Date and the Distribution, expressed as an amount per Trust Unit, paid on

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                                      -2-


that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on the last business day prior to that Distribution Payment Date; and (b) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by Vermilion, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is the last business day prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis as further described in the Exchangeable Share Provisions;

"EXCHANGEABLE SHARES" means the Series A exchangeable shares in the capital of Vermilion;

"EXCHANGEABLE SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta;

"GLJ REPORT" means the independent engineering evaluation of certain oil, NGL and natural gas interests of Vermilion prepared by GLJ dated March 20, 2003 and effective January 1, 2003;

"INCOME TAX ACT" or "TAX ACT" means the INCOME TAX ACT (Canada), R.S.C. 1985, c.
1. (5th Supp), as amended, including the regulations promulgated thereunder;

"INSOLVENCY EVENT" means the institution by Vermilion of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of Vermilion to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the COMPANIES CREDITORS' ARRANGEMENT ACT (Canada) and the BANKRUPTCY AND INSOLVENCY ACT (Canada), and the failure by Vermilion to contest in good faith any such proceedings commenced in respect of Vermilion within fifteen (15) days of becoming aware thereof, or the consent by Vermilion to the filing of any such petition or to the appointment of a receiver, or the making by Vermilion of a general assignment for the benefit of creditors, or the admission in writing by Vermilion of its inability to pay its debts generally as they become due, or Vermilion not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the Exchangeable Share Provisions;

"NON-RESIDENT" means (a) a Person who is not a resident of Canada for the purposes of the Tax Act; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"NOTES" means the unsecured, subordinated notes issued by Vermilion under the Arrangement;

"PARTNERSHIP" means Vermilion Resources, the partners of which are Vermilion and its wholly-owned subsidiary, 764031 Alberta Ltd.;

"PERMITTED INVESTMENTS" means (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (c) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"PRO RATA SHARE" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when such a number is divided by the total number of all Trust Units that are issued and outstanding at that time;

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                                      -3-


"ROYALTY" means the royalty granted under the Royalty Agreement commencing February 1, 2003, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and natural gas interests, rights and related tangibles of the Partnership after certain costs, expenditures and deductions;

"ROYALTY AGREEMENT" means the royalty agreement between the Partnership and the Trust dated January 22, 2003 providing for the creation of the Royalty;

"SPECIAL VOTING RIGHT" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"SUBSEQUENT INVESTMENT" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"SUPPORT AGREEMENT" means the support agreement entered into between the Trust and Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) on January 16, 2003;

"SUBSIDIARY" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"TRUST" means Vermilion Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"TRUST INDENTURE" means the amended and restated trust indenture dated as of January 15, 2003 between Computershare Trust Company of Canada and Vermilion;

"TRUST UNIT" or "UNIT" means a unit of the Trust issued by the Trust;

"TRUSTEE" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"TSX" means TSX Inc., carrying on business as the Toronto Stock Exchange;

"UNIT RIGHTS INCENTIVE PLAN" means the Unit Rights Incentive Plan of the Trust;

"UNITHOLDER RIGHTS PLAN" means the trust unitholder rights plan adopted by the Trust pursuant to the Unitholders Rights Plan Agreement;

"UNITHOLDER RIGHTS PLAN AGREEMENT" means the trust unitholder rights plan agreement between the Trust and Computershare Trust Company of Canada dated January 16, 2003 to establish the Unitholder Rights Plan;

"UNITHOLDERS" means holders from time to time of the Trust Units;

"VERMILION" means Vermilion Resources Ltd.;

"VOTING AND EXCHANGE TRUST AGREEMENT" means the voting and exchange trust agreement entered into on January 16, 2003 between the Trust, Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) and the Voting and Exchange Agreement Trustee; and

"VOTING AND EXCHANGE AGREEMENT TRUSTEE" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder.

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                                      -4-


CONVENTIONS

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

ABBREVIATIONS

        OIL AND NATURAL GAS LIQUIDS                        NATURAL GAS

Bbl       Barrel                         Mcf       thousand cubic feet
Bbls      Barrels                        Mmcf      million cubic feet
Mbbls     thousand barrels               Bcf       billion cubic feet
Bbls/d    barrels per day                Mcf/d     thousand cubic feet per day
NGLs      natural gas liquids            Mmcf/d    million cubic feet per day
GJ        Gigajoule                      MMBTU     million British Thermal Units
GJ/d      gigajoule per day

OTHER

AECO-C          Intra-Alberta Nova Inventory Transfer Price (NIT net price)
API             American Petroleum Institute
(degree)API     an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28 (degree)API or higher is generally referred to as light crude oil
ARTC            Alberta Royalty Tax Credit
BOE             barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/D           barrel of oil equivalent per day
m3              cubic metres
MBOE            1,000 barrels of oil equivalent
WTI             West Texas Intermediate,  the reference price paid in U.S.
                dollars at Cushing, Oklahoma for crude oil of standard grade
MW/h            Megawatts per hour

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

TO CONVERT FROM            TO                        MULTIPLY BY
Mcf                        Cubic metres              28.174
Cubic metres               Cubic feet                35.494
Bbls                       Cubic metres              0.159
Cubic metres               Bbls oil                  6.290
Feet                       Metres                    0.305
Metres                     Feet                      3.281
Miles                      Kilometres                1.609
Kilometres                 Miles                     0.621
Acres                      Hectares                  0.405
Hectares                   Acres                     2.471

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                                      -5-


                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. All statements other than statements of historical fact contained in this annual information form are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisition, budgets, litigation, projected costs and plans and objectives of or involving the Trust or Vermilion. Many of these statements can be identified by looking for words such as "believe", "expects", "will", "intends", '"projects", "anticipates", "estimates", "continues" or similar words. The Trust and Vermilion believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included, or incorporated by reference, in this annual information form should not be unduly relied upon. A discussion of the risk factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein is included in this annual information form under "Risk Factors".

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Such forward-looking statements are made as of the date of this annual information form and neither the Trust nor Vermilion undertakes any obligation to publicly update or revise such forward-looking statements to reflect new information, subsequent events or otherwise.

                             VERMILION ENERGY TRUST

GENERAL

Vermilion Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 2800, 400 - 4th Avenue, S.W., Calgary, Alberta, T2P 0J4.

The Trust was formed on December 16, 2002 pursuant to the Trust Indenture, as amended and restated on January 15, 2003. As a result of the completion of a plan of arrangement involving the Trust, Vermilion, Clear Energy Inc., and Vermilion Acquisition Ltd. (the "Arrangement"), former holders of common shares of Vermilion received Units of the Trust or Exchangeable Shares of Vermilion, or a combination thereof, in accordance with the elections made by such holders, and Vermilion become a subsidiary of the Trust. See "General Development of the Business of the Trust and Vermilion - Significant Acquisitions and Significant Dispositions - The Arrangement".

ORGANIZATIONAL STRUCTURE OF THE TRUST

The following diagram describes the intercorporate relationships among the Trust and its subsidiaries following completion of the Arrangement as well as the flow of cash from the oil and gas properties held by such subsidiaries to the Trust, and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Trust.

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                                      -6-


                               ------------------
                               | Unitholders(1) |
                               -----------------
                                        |
                                        |
                             Cash Distributions (2)
                                        |
                                        |
                                        /\
                                       /  \
                                      /    \
                                     /      \
                                    /        \
                                   /          \
                                  /  Vermilion \
                                 / Energy Trust \
           _________________\   /                \
           |                /  /__________________\
           |                      /_\           |
           |                       |            |
           |                       |            |
           |                cash flow (3)    investment (5)
           |                       |            |
           |                       |            |
           |                       |           /_\
           |                 ---------------------        -------------------
           |           _____ |     Vermilion     | ______ |    Exchangeable  |
           |          |      |   Resources Ltd.  |        |    Shareholders  |
           |          |      --------------------- \      -------------------|
           |          |       |               |     \
           |          |       |               |      \
  cash flow (4)       |       |               |       \
           |          |       |               |        \
           |          |       |               |         \
           |          |       |               |          \
           |          |       |               |           \
           |          |      100%            100%         72.2%
           |          |       |               |              \
           |          |       |               |               \
           |          |    ---------------  --------------   --------------
           |          |    |    764031   |  | Vermilion  |   |  Aventura   |
           |        95.32% | Alberta Ltd.|  |  REP S.A.  |   | Energy, Inc.|
           |          |    |  (Alberta)  |  |  (France)  |   |  (Alberta)  |
           |          |    --------------   --------------   --------------
           |          |      |
           |          |      |
           |          |   4.68%
           |          |      |
           |          |      |
           |    -------------------------
           |___ |  Vermilion Resources  |
                |     (Partnership)     |
                ------------------------


NOTES:
(1)      The holders of Units own 100% of the equity of the Trust.
(2) Cash distributions are made to Unitholders monthly based on the Trust's cash flow.
(3) Cash flow represents payments made by Vermilion to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividends may also be paid on the common shares of Vermilion.
(4) Cash flow represents payments made by the Partnership under the Royalty Agreement.
(5) The Trust will invest funds raised through any subsequent issuance of Trust Units in additional securities of Vermilion to enable Vermilion to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from Vermilion as well as any repayments of principal on the Notes in securities of Vermilion to enable Vermilion to make capital expenditures.

SUMMARY DESCRIPTION OF THE BUSINESS

VERMILION ENERGY TRUST

Vermilion Energy Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is flowed from Vermilion to the Trust by way of interest payments and principal repayments on the Notes and dividends declared on the common shares of Vermilion, and

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                                      -7-


from the Partnership to the Trust by way of royalty payments under the Royalty Agreement. Under the terms of the Trust Indenture, the Trust is also entitled to:

         (a) acquire or invest in securities of Vermilion and in the securities of any other entity including without limitation, bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;

         (b) acquire royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

         (c) dispose of any part of the property of the Trust, including, without limitation, any securities of Vermilion;

         (d) temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

         (e) pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax
Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes, royalty income pursuant to the Royalty Agreement, and dividends on the common shares of Vermilion. The Trust will make monthly cash distributions to Unitholders of the interest income earned from the Notes, income earned under the Royalty Agreement and dividends received on the common shares of Vermilion, after expenses, if any, and any cash redemptions of Trust Units.

VERMILION RESOURCES LTD.

Vermilion Resources Ltd. was incorporated under the ABCA on November 23, 1993. On January 1, 2003, Vermilion amalgamated with its wholly-owned subsidiary, 973675 Alberta Ltd. and on January 15, 2003, Vermilion amalgamated with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd. On January 22, 2003, Vermilion was amalgamated with Vermilion Acquisition Ltd. pursuant to the Arrangement. Where the information in this Annual Information Form is as of a date prior to January 22, 2003, the terms "Vermilion" or "Vermilion Resources Ltd." shall refer to Vermilion Resources Ltd. prior to its amalgamation with Vermilion Acquisition Ltd. under the Arrangement.

The Trust is the sole common shareholder of Vermilion. Certain former shareholders of Vermilion own Exchangeable Shares in accordance with the elections made by such holders under the Arrangement. Vermilion continues to carry on an oil and natural gas business similar to that carried on by Vermilion prior to the Arrangement becoming effective. Vermilion owns, directly or indirectly, all of the assets that were owned by Vermilion prior to the Arrangement becoming effective, other than certain exploration assets that were conveyed to Clear Energy Inc. under the Arrangement, and certain Trinidad assets that were transferred to Aventura following the Arrangement becoming effective. See "General Development of the Business of the Trust and Vermilion - Significant Acquisitions and Significant Dispositions".

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                                      -8-


The head office of Vermilion is located at Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and its registered office is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

                     GENERAL DEVELOPMENT OF THE BUSINESS OF
                             THE TRUST AND VERMILION

HISTORY OF THE CORPORATION

The following describes the development of Vermilion's business over the last three years.

On April 7, 2000, Vermilion purchased the majority non-operated working interest in a light crude oil producing property operated by Vermilion at Utikuma. The assets acquired consisted of 1,172 BOE/d of primarily light oil production, 15,158 net acres of land and an increased interest in three facilities, including the main Utikuma oil battery operated by Vermilion.

On August 10, 2000, Vermilion closed the acquisition of Big Sky Resources Inc., a private company whose principal assets were natural gas producing properties, for total consideration of $33.2 million, including $8.4 million of debt. The acquisition gave the Corporation a new core property located in the Mastin Lake area of Alberta and extended the core property of Utikuma.

On December 21, 2000, Vermilion closed a private placement issuing from treasury 500,000 flow-through common shares at $10.75 per flow through common share for gross proceeds of $5,375,000. Vermilion renounced to the purchasers of the flow-through common shares 100% of the subscription proceeds as Canadian Exploration Expense. Proceeds from the issue were used to facilitate the expansion of Vermilion's ongoing exploration activities.

On March 21, 2002, Vermilion closed the acquisition of Artemis Energy Limited, a private company whose principal assets were natural gas producing properties, for total consideration of $31 million, including $9.1 million of debt. The acquisition gave Vermilion a new core property located in the Mikwan area of Alberta.

On May 22, 2001, Vermilion increased its ownership in Aventura through participation in a private placement of special warrants. In conjunction with the private placement Vermilion also received finance options and finance warrants.

On June 21, 2002, Vermilion signed an agreement to purchase a 40% participating interest in, and operatorship of the Central Block onshore Trinidad, for total consideration of $66.3 million, including $19 million of debt.

On October 17, 2002, Vermilion increased its ownership in Aventura through participation in a private placement of common shares for an aggregate cost of $6,000,000.

The concept of reorganizing Vermilion into two entities, one being a trust and the other, an oil and gas exploration company, had been considered by the board of directors of Vermilion in the past and was reviewed again at the board's annual planning session in 2002. In 2000 and 2001, a large number of companies similar in size to Vermilion were acquired or merged thus reducing the number of oil and gas producers in Vermilion's peer group. Prior to and during this period, oil and gas royalty trusts became increasingly popular, and along with start-up companies with proven management teams, attracted significant amounts of capital. These investment vehicles, together with other market factors, resulted in investors seeking opportunities to invest in either very high growth vehicles or vehicles which would provide an income stream and thereby reduce perceived risk. Consequently, these investors demonstrated less interest in companies such as Vermilion thus creating new market dynamics. The higher relative valuations of these vehicles above other oil and gas producers, along with slowing growth of Vermilion, led to the board's decision to review its business plan. In conjunction with the contemplated reorganization, the concept of moving Vermilion's Trinidad interest into Aventura was also reviewed as it was felt that a single entity containing all of the Trinidad assets would be more efficient and attain greater acceptance and recognition by the marketplace with the Trust holding, indirectly, the majority of the shares.

After an extensive review of the current market conditions, trading levels of what would be comparable oil and gas trusts, Vermilion's business prospects, the suitability of Vermilion's assets for an oil and gas trust structure, and Vermilion's requirements for future equity capital to fund its growth, as well as many other factors, the board of directors concluded that the best alternative available for maximizing shareholder value would be the recommendation to divide Vermilion into an oil and gas trust and an exploration company and move all of the Trinidad assets to Aventura.

On January 15, 2003 the shareholders of Vermilion approved the reorganization of Vermilion by way of a plan of arrangement under the ABCA into Vermilion Energy Trust and Clear Energy Inc., a publicly traded oil and gas exploration company. The Arrangement, completed on January 22, 2003, resulted in former Vermilion shareholders and optionholders owning all of the issued and outstanding common shares of Clear Energy Inc. and all of the issued and outstanding Trust Units, and the Trust owning all of the issued and outstanding common shares of Vermilion. See "Significant Acquisitions and Significant Dispositions - The Arrangement".

Following the completion of the Arrangement, Vermilion completed certain transactions with Aventura pursuant to which Vermilion transferred all of its Trinidad interests to Aventura in exchange for Aventura Shares, thereby increasing Vermilion's ownership interest in Aventura to 72.4%. Vermilion also acquired from Aventura a 25% gross overriding royalty which was held by Aventura on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for cash consideration of $6,312,000. See "Significant Acquisitions and Significant Dispositions - Transactions with Aventura Energy Inc."

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

THE ARRANGEMENT

Under the terms of the Arrangement, Vermilion was reorganized into the Trust and Clear Energy Inc., which resulted in certain oil and gas exploration assets being transferred to Clear Energy Inc. These assets included oil and gas properties in the Peace River Arch area of Alberta which produced approximately 1,610 BOE/D, together with certain undeveloped landholdings in the southern foothills region of Alberta and in Saskatchewan.

Pursuant to the Arrangement, the outstanding common shares and options of Vermilion were exchanged for an aggregate of 51,480,467 Trust Units. Also, as part of the Arrangement, Vermilion issued an aggregate of 6,000,000 Exchangeable Shares to former holders of common shares in accordance with elections made by such holders under the Arrangement. Each Exchangeable Share is exchangeable into Trust Units at any time. Upon completion of the Arrangement, the Trust held all of the issued and outstanding Notes of Vermilion.

As holders of Trust Units after the Arrangement, Unitholders receive monthly distributions of the cash flow generated by Vermilion and distributed to Unitholders through the Trust. The Trust will employ a strategy to provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders, ensure that Vermilion's existing assets are maintained at a level that ensures ongoing cash flow is sustained, and continue to expand the business of the Trust through the development of growth opportunities that will provide long-term stable cash flows and be accretive to the existing Unitholders. The Trust intends to finance acquisitions through bank financing and the issuance of additional Trust Units from treasury, maintaining prudent leverage.

The Trust will make cash distributions to holders of Trust Units from the interest income received from Vermilion and from royalties received under the Royalty Agreement, net of administrative expenses. In addition, Unitholders may, at the discretion of the board of directors of Vermilion, receive distributions in respect of prepayments of principal on the Notes made by Vermilion to the Trust before the maturity of the Notes, and in respect of dividends on the common shares of Vermilion.

TRANSACTIONS WITH AVENTURA ENERGY INC.

In conjunction with the Arrangement, Vermilion entered into an agreement with Aventura whereby Vermilion agreed to complete the following transactions with Aventura (the "Aventura Transactions"):

         (a) the acquisition by Aventura of all the outstanding common shares of Vermilion (Barbados) Ltd., a subsidiary of Vermilion for consideration consisting of an aggregate of 212,059,512 Aventura Shares, at a price of $0.35 per Aventura Share, for aggregate consideration of $74,220,829; and

         (b) the acquisition by Vermilion from Aventura of a 25% gross overriding royalty currently held by Aventura on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for cash consideration of $6,312,000.

The Aventura Transactions were completed on January 22, 2003. As a result of the completion of the Aventura Transactions, Vermilion increased its ownership interest in Aventura to 322,715,899 Aventura Shares representing 72.4% of the issued and outstanding Aventura Shares. In March 2003, Aventura completed a consolidation of its issued and outstanding common shares on the basis of one new common share for each ten common shares issued and outstanding. As a result, Vermilion's 72.4% ownership interest in Aventura has been consolidated into 32,271,590 common shares. In addition, Aventura's common shares commenced trading on the TSX in March 2003 under the symbol AVR.

                      NARRATIVE DESCRIPTION OF THE BUSINESS

STATED BUSINESS OBJECTIVES

Vermilion is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada, France and Trinidad. Vermilion's business plan is to maximize returns to the Trust from its oil and natural gas properties and related assets. Where possible, Vermilion will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will rely on a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and established reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

DESCRIPTION OF PROPERTIES

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities. The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties. Reserve amounts are stated, before deduction of royalties, at January 1, 2003, based on escalating cost and price assumptions as evaluated in the GLJ Report. See "Narrative Description of the Business - Petroleum and Natural Gas Reserves".

CANADA ASSETS

CHIP LAKE, ALBERTA (DRAYTON VALLEY)

Vermilion's main producing area is located in the Chip Lake area which is approximately 70 kilometres northwest of Drayton Valley, Alberta.

Vermilion holds an average working interest of 74.4% in 98,240 (73,116 net) acres of developed land, 131 (98.6 net) producing natural gas wells and 94 (59.2 net) producing oil wells at December 31, 2002. Vermilion operates two natural gas plants and has an ownership interest in a third, resulting in combined gross processing capacity of over 75 Mmcf/d. In addition, Vermilion has treating capacity of over 5,000 Bbls/d of oil in three oil batteries.

For the year ended December 31, 2002, production from the Chip Lake area averaged 32.0 Mmcf/d of natural gas and 2,701 Bbls/d of oil and NGLs.

The GLJ Report indicates that Vermilion's interest in these properties at January 1, 2003 consists of 23,398 MBOE of total proven reserves and 28,750 MBOE of established reserves.

UTIKUMA, ALBERTA (SLAVE LAKE)

Vermilion's main oil producing area is located in the Utikuma area which is approximately 85 kilometres northwest of Slave Lake, Alberta.

Vermilion holds an average working interest of 72.1% in 37,280 (26,870 net) acres of developed land, 173 (126.7 net) producing oil wells and four (4.0 net) producing gas wells at December 31, 2002. Vermilion operates a treating facility with capacity of over 8,000 Bbls/d of oil.

For the year ended December 31, 2002, production from the Utikuma area averaged 3,822 Bbls/d of oil and NGLs and 0.9 Mmcf/d of natural gas.

The GLJ Report indicates that Vermilion's interest in these properties at January 1, 2003 consists of 11,228 MBOE of total proven reserves and 12,973 MBOE of established reserves.

MASTIN LAKE, ALBERTA (ATHABASCA)

The Mastin Lake area is approximately 100 kilometres northeast of Edmonton, Alberta and consists mainly of natural gas production. Vermilion initially acquired its interest in the Mastin Lake area through the acquisition of Big Sky Resources Inc. on August 10, 2000.

Vermilion holds an average working interest of 61.1% in 60,800 (42,025 net) acres of developed land, 96 (77.0 net) producing gas wells and two (1.0 net) producing oil wells at December 31, 2002.

For the year ended December 31, 2002, production from the Mastin Lake area averaged 7.7 Mmcf/d of natural gas.

The GLJ Report indicates that Vermilion's interest in these properties at January 1, 2003 consists of 1,729 MBOE of total proven reserves and 2,441 MBOE of established reserves.

SOUTHERN FOOTHILLS, ALBERTA

The Southern Foothills area, located just west of Calgary is primarily a non-operated project area.

Vermilion holds an average working interest of 28.5% in 16,485 (4,705 net) acres of developed land, 29 (8.4 net) producing gas wells and three (3.0 net) producing oil wells at December 31, 2002.

For the year ended December 31, 2002, Vermilion's production from the Southern Foothills area averaged 5.1 Mmcf/d of natural gas and 305 Bbls/d of oil and NGLs.

The GLJ Report indicates that Vermilion's interest in these properties at January 1, 2003 consists of 2,010 MBOE of total proven reserves and 2,524 MBOE of established reserves.

MIKWAN, ALBERTA (CENTRAL ALBERTA)

The Mikwan area, located east of Red Deer, Alberta consists mainly of natural gas production. Vermilion initially acquired its interest in this area through the acquisition of Artemis Energy Limited on March 21, 2002.

Vermilion holds an average working interest of 73.9% in 39,410 (29,128 net) acres of developed land, 61 (41.3 net) producing gas wells and four (2.4 net) producing oil wells at December 31, 2002.

For the year ended December 31, 2002, production from the Mikwan area averaged
7.2 Mmcf/d of natural gas and 140 Bbls/d of oil and NGLs.

The GLJ Report indicates that Vermilion's interest in these properties at January 1, 2003 consists of 3,086 MBOE of total proven reserves and 3,590 MBOE of established reserves.

PEACE RIVER, ALBERTA

The Peace River area, located southwest of Peace River, Alberta, consists mainly of natural gas and associated natural gas liquids production.

Vermilion holds an average working interest of 63.1% in 7,680 (4,842 net) acres of developed land, six (4.4 net) producing gas wells and one (0.1 net) producing oil wells at December 31, 2002.

For the year ended December 31, 2002, production from the Peace River area averaged 16.6 Mmcf/d of natural gas and 701 Bbls/d of NGLs.

The GLJ Report indicates that Vermilion's interest in these properties at January 1, 2003 consists of 1,890 MBOE of total proven reserves and 2,177 MBOE of established reserves.

FRANCE ASSETS

AQUITAINE BASIN

Vermilion's main producing area in France is located in the Aquitaine Basin which is southwest of Bordeaux, France.

Vermilion holds a 100% working interest in 25,120 acres of developed land and 73 (73.0 net) producing oil wells at December 31, 2002.

For the year ended December 31, 2002, Vermilion's production from the Aquitaine Basin averaged 3,354 Bbls/d of oil.

The GLJ Report indicates that Vermilion's interest in these properties at January 1, 2003 consists of 18,861 MBOE of total proven reserves and 23,234 MBOE of established reserves.

PARIS BASIN

The Paris Basin, located just east of Paris, France is primarily an oil producing area. The area contains five producing fields and one main oil battery at Vaudoy.

Vermilion holds a 100% working interest in 12,735 acres of developed land and 32 (32.0) net producing oil wells at December 31, 2002. Vermilion purchased approximately 1,000 Bbls/d of production in 1997 and drilling activity over the last five years has brought production to its current levels.

For the year ended December 31, 2002, production from the Paris Basin averaged 2,446 Bbls/d of oil.

The GLJ Report indicates that Vermilion's interest in these properties at January 1, 2003 consists of 8,324 MBOE of total proven reserves and 10,670 MBOE of established reserves.

OTHER FRANCE

The South Aquitaine area is the only non-operated producing property that Vermilion holds in France.

Vermilion holds an average working interest of 30.2% in 8,320 (2,512 net) acres of developed land, and 21 (5.7 net) producing oil wells at December 31, 2002.

For the year ended December 31, 2002, production from South Aquitaine area averaged 253 Bbls/d of oil and 1.3 Mmcf/d of natural gas.

The GLJ Report indicates that Vermilion's interest in these properties at January 1, 2003 consists of 1,893 MBOE of total proven reserves and 2,196 MBOE of established reserves.

TRINIDAD

AVENTURA TRANSACTION

As part of the reorganization of Vermilion, separate from the Arrangement, Vermilion's 40% working interest in the Central Block in Trinidad was acquired by Aventura. As a result of the completion of this transaction, Vermilion owns 72.4% of the outstanding Aventura Shares. The purpose of this transaction was to consolidate the Trinidad property working interest into one international entity and allow for further maturity of these growth assets to be fully realized by unitholders. All capital expenditures commitments are held by Aventura with no funding obligations remaining with Vermilion.

The Trinidad assets are contained in the Central Block onshore permit where Petroleum Company of Trinidad Tobago Limited ("Petrotrin") (Trinidad's government oil and gas operating corporation) has a 35% working interest alongside the combined 65% working interest of Vermilion and Aventura. A natural gas discovery well was drilled in April 2001 and completed in October 2001 (Carapal Ridge - 1) testing the Karamat and Herrera formations. The well tested five representative intervals and no hydrocarbon water contact existed. Construction work was completed on a 12-kilometer 10 inch natural gas pipeline for a six month production test for Carapal Ridge - 1 during December 2002 and initial production from the well began December 12, 2002 at a rate of 20 mmcf/d. In 2003, the Petrotrin/Aventura joint venture selected two Central Block exploration well locations targeting the middle Miocene Herrera formation, one on the southwestern extension of the Carapal Ridge feature and the other on the CO40 prospect. Plans are to complete the two well drilling program by the second quarter of 2003. To date, Aventura has identified six separate prospects on the Central Block and has plans for a 3D seismic program in 2003 to assist in identifying future drilling potential.

GENERAL DEVELOPMENT OF THE BUSINESS OF AVENTURA

Aventura is an internationally focused public energy company engaged in the exploration, development and production of oil and gas. Aventura's asset portfolio includes interests in an exploration block in Trinidad, two exploration blocks and two exploitation/exploration blocks in Argentina and oil production from the Weyburn area in Saskatchewan and gas override in the Bottrel area of Alberta. In 2002, Aventura averaged 258 BOE/D in Canada and 15 BOE/D in Argentina. For the short production period in December 2002, the average production from Aventura's 25% working interest in Trinidad was approximately 400 BOE/D. In January 2003, Aventura sold all of its Canadian operations to focus on international opportunities. Aventura continues to actively seek additional opportunities in Trinidad.

         TRINIDAD - CENTRAL BLOCK

The Central Block is a highly prospective exploration block covering 111 square kilometres in the centre of the onshore Trinidad Southern basin. During 2000, 75 square kilometres of 3D seismic covering the central and eastern portion of the block was acquired and processed. On the basis of this seismic, 2D seismic acquired by Exxon in the early 1990's, surface geochemistry and an integrated geological/geophysical interpretation, two drilling locations were selected by the operator, Carapal Ridge-1 and Corosan-1.

Carapal Ridge-1 was spudded on April 8, 2001 with operations completed, following an extensive testing program, on October 17, 2001, at a gross cost of US $6.1 million. The well was completed with 534 feet of perforations within the 937 foot hydrocarbon column, large diameter tubing was installed, and is currently being produced into a recently completed 10" pipeline to Petrotrin facilities. Corosan-1 was spudded on June 15, 2001 with testing operations completed on November 18, 2001, at a gross cost of US $4.5 million. The well has been suspended for completion at a later date.

PETROLEUM AND NATURAL GAS RESERVES

The following tables, based on the GLJ Report, summarize the oil, NGLs and natural gas reserves attributable to the oil and natural gas properties of Vermilion and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. No estimate of salvage and abandonment costs was included in the GLJ Report.

ALL EVALUATIONS OF FUTURE NET PRODUCTION REVENUE SET FORTH IN THE TABLES BELOW ARE STATED PRIOR TO THE PROVISION FOR INCOME TAXES, BUT AFTER OVERRIDING AND LESSOR ROYALTIES, CROWN ROYALTIES, FREEHOLD ROYALTIES, MINERAL TAXES, DIRECT LIFTING COSTS, NORMAL ALLOCATED OVERHEAD AND FUTURE CAPITAL INVESTMENTS. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUE ESTIMATED BY THE GLJ REPORT REPRESENTS THE FAIR MARKET VALUE OF THE RESERVES. OTHER ASSUMPTIONS RELATING TO THE COSTS, PRICES FOR FUTURE PRODUCTION AND OTHER MATTERS ARE INCLUDED IN THE GLJ REPORT. THERE IS NO ASSURANCE THAT THE FUTURE PRICE AND COST ASSUMPTIONS USED IN THE GLJ REPORT WILL PROVE ACCURATE AND VARIANCES COULD BE MATERIAL.

RESERVES FOR CANADA AND FRANCE ARE ESTABLISHED USING DETERMINISTIC METHODOLOGY WITH RISKED PROBABLE RESERVES ASSUMED TO BE ONE-HALF OF THE PROBABLE RESERVES. RESERVES FOR TRINIDAD ARE DETERMINED BY PROBABILISTIC METHODOLOGY DUE TO THE RESERVE SIZE AND DATA AVAILABLE. TOTAL PROVED PLUS PROBABLE RESERVES ARE ESTABLISHED AT THE 50 PERCENT PROBABILITY (P50) LEVEL. THERE IS A 50 PERCENT PROBABILITY THAT THE ACTUAL RESERVES RECOVERED WILL BE EQUAL TO OR GREATER THAN THE P50 RESERVES. AS DEFINED, THESE P50 RESERVES ARE RISKED AND NO ADJUSTMENT IS MADE BETWEEN THE PROVED PLUS PROBABLE AND THE PROVED PLUS RISKED PROBABLE RESERVES.

                                                SUMMARY OF RESERVES - CORPORATE
                                                       JANUARY 1, 2003
                                            (BASED ON ESCALATING PRICE ASSUMPTIONS)(9)


                                                                                                CUMULATIVE CASH FLOW
                                            WORKING INTEREST RESERVES                                 ($000s)
                              ------------------------------------------------------  ----------------------------------------
                                     OIL               GAS               NGLS
                                    MBBLS              MMCF              MBBLS                     DISCOUNTED AT:
                              -----------------  -----------------  ----------------  ----------------------------------------
                                                                                                   10%/       12%/      15%/
DESCRIPTION                   GROSS(1)   NET(2)  GROSS(1)   NET(2)  GROSS(1)  NET(2)  UNDISC.      YEAR       YEAR      YEAR
-----------                   --------  -------  --------  -------  -------- -------  ---------    ----       ----      ----
Proved Producing                36,244   30,604  235,833   194,910    8,845    6,920  1,095,321    660,708   615,485   560,077
Proved Nonproducing              5,941    4,627   37,721    30,757    1,389      978    190,883     96,010    85,890    73,383
                                ------   ------  -------   -------   ------   ------  ---------  ---------   -------   -------
Total Proved                    42,185   35,231  273,554   225,667   10,234    7,898  1,286,204    756,718   701,375   633,460
Probable                        17,954   15,128  238,763   203,574    8,819    7,251    908,837    335,062   289,206   236,718
                                ------   ------  -------   -------   ------   ------  ---------  ---------   -------   -------
Total Proved Plus Probable      60,139   50,359  512,317   429,241   19,053   15,149  2,195,041  1,091,780   990,581   870,178
Less: Risked Probable            8,977    7,564   35,157    27,695    1,298      889    248,476     85,629    74,024    60,889
                                ------   ------  -------   -------   ------   ------  ---------  ---------   -------   -------
Proved Plus Risked Probable(8)  51,162   42,795  477,160   401,546   17,755   14,260  1,946,565  1,006,151   916,557   809,289
                                ======   ======  =======   =======   ======   ======  =========  =========   =======   =======
Less: Non Controlling Interest       0        0   59,551    52,401    2,191    1,928    134,415     57,324    49,988    41,402
Proved Plus Risked Probables    51,162   42,795  417,609   349,145   15,564   12,332  1,812,150    948,827   866,569   767,887
                                ======   ======  =======   =======   ======   ======  =========  =========   =======   =======

                                                  SUMMARY OF RESERVES - CANADA
                                                         JANUARY 1, 2003
                                           (BASED ON ESCALATING PRICE ASSUMPTIONS)(9)


                                                                                               CUMULATIVE CASH FLOW
                                            WORKING INTEREST RESERVES                                 ($000s)
                              ------------------------------------------------------  ----------------------------------------
                                     OIL               GAS               NGLS
                                    MBBLS              MMCF              MBBLS                    DISCOUNTED AT:
                              -----------------  -----------------  ----------------  ----------------------------------------
                                                                                                   10%/       12%/      15%/
DESCRIPTION                   GROSS(1)   NET(2)  GROSS(1)   NET(2)  GROSS(1)  NET(2)  UNDISC.      YEAR       YEAR      YEAR
-----------                   --------  -------  --------  -------  -------- -------  -------      ----       ----      ----
Proved Producing                13,143   11,530  109,680    84,229    4,238   2,863   620,979    399,612    376,434    347,675
Proved Nonproducing                588      515   34,220    27,714    1,389     978   106,919     59,689     54,265     47,443
                                ------   ------  -------   -------    -----   ----- ---------    -------    -------    -------
Total Proved                    13,731   12,045  143,900   111,943    5,627   3,841   727,898    459,301    430,699    395,118
Probable                         4,113    3,672   69,100    54,451    2,597   1,779   325,358    116,004    101,806     85,875
                                ------   ------  -------   -------    -----   ----- ---------    -------    -------    -------
Total Proved Plus Probable      17,844   15,717  213,000   166,394    8,224   5,620 1,053,256    575,305    532,505    480,993
Less: 50% Probable               2,056    1,836   34,550    27,225    1,298     889   159,777     57,655     50,643     42,754
                                ------   ------  -------   -------    -----   ----- ---------    -------    -------    -------
Proved Plus Risked Probable(8)  15,788   13,881  178,450   139,169    6,926   4,731   893,479    517,650    481,862    438,239
                                ======   ======  =======   =======    =====   ===== =========    =======    =======    =======

                                                SUMMARY OF RESERVES - FRANCE
                                                      JANUARY 1, 2003
                                           (BASED ON ESCALATING PRICE ASSUMPTIONS)(9)

                                                                                               CUMULATIVE CASH FLOW
                                            WORKING INTEREST RESERVES                                 ($000s)
                               ------------------------------------------------------ ----------------------------------------
                                     OIL               GAS               NGLS
                                    MBBLS              MMCF              MBBLS                    DISCOUNTED AT:
                               ----------------   ----------------    --------------- ----------------------------------------
DESCRIPTION                    GROSS(1)  NET(2)   GROSS(1)  NET(2)    GROSS(1) NET(2)  UNDISC.     10%        12%        15%
-----------                    -------- -------   -------  -------    -------- ------ -------      ---        ---        ---
Proved Producing                23,101   19,074    3,743     2,893        0       0   219,360    143,316    134,926    124,469
Proved Nonproducing              5,353    4,112        0         0        0       0    80,616     33,859     29,299     23,799
                                ------   ------    -----     -----     -----    ----  -------    -------    -------    -------
Total Proved                    28,454   23,186    3,743     2,893        -       -   299,976    177,175    164,225    148,268
Probable                        13,841   11,456    1,215       939        0       0   177,398     55,949     46,763     36,270
                                ------   ------    -----     -----     -----    ----  -------    -------    -------    -------
Total Proved Plus Probable      42,295   34,642    4,958     3,832        0       0   477,374    233,124    210,988    184,538
Less: 50% Probable               6,920    5,728      607       469        0       0    88,699     27,974     23,381     18,135
                                ------   ------    -----     -----     -----    ----  -------    -------    -------    -------
Proved Plus Risked Probable(8)  35,375   28,914    4,351     3,363        0       0   388,675    205,150    187,607    166,403
                                ======   ======    =====     =====     =====    ====  =======    =======    =======    =======

                                              SUMMARY OF RESERVES - TRINIDAD (65%)
                                                      JANUARY 1, 2003
                                           (BASED ON ESCALATING PRICE ASSUMPTIONS)(9)

                                                                                               CUMULATIVE CASH FLOW
                                            WORKING INTEREST RESERVES                                 ($000s)
                              ------------------------------------------------------  ----------------------------------------
                                     OIL               GAS               NGLS
                                    MBBLS              MMCF              MBBLS                    DISCOUNTED AT:
                              -----------------  -----------------  ----------------  ----------------------------------------
                                                                                                   10%/       12%/      15%/
DESCRIPTION                   GROSS(1)   NET(2)  GROSS(1)   NET(2)  GROSS(1)  NET(2)  UNDISC.      YEAR       YEAR      YEAR
-----------                   --------  -------  --------  -------  -------- -------  -------      ----       ----      ----
Proved Producing                     0        0  122,410   107,788    4,607   4,057   254,982    117,780    104,125     87,933
Proved Nonproducing                  0        0    3,501     3,043        0       0     3,348      2,462      2,326      2,141
                              --------  -------  -------   -------   ------   -----   -------    -------    -------    -------
Total Proved                         0        0  125,911   110,831    4,607   4,057   258,330    120,242    106,451     90,074
Risked Probable                      0        0  168,448   148,184    6,222   5,472   406,081    163,109    140,637    114,573
                              --------  -------  -------   -------   ------   -----   -------    -------    -------    -------
Proved Plus Risked Probable(8)       0        0  294,359   259,015   10,829   9,529   664,411    283,351    247,088    204,647
                              ========  =======  =======   =======   ======   =====   =======    =======    =======    =======

                                                 SUMMARY OF RESERVES - CORPORATE
                                                          JANUARY 1, 2003
                                             (BASED ON CONSTANT PRICE ASSUMPTIONS)(10)

                                                                                               CUMULATIVE CASH FLOW
                                            WORKING INTEREST RESERVES                                 ($000s)
                              ------------------------------------------------------  ----------------------------------------
                                     OIL               GAS               NGLS
                                    MBBLS              MMCF              MBBLS                    DISCOUNTED AT:
                              -----------------  -----------------  ----------------  ----------------------------------------
                                                                                                   10%/       12%/      15%/
DESCRIPTION                   GROSS(1)   NET(2)  GROSS(1)   NET(2)  GROSS(1)  NET(2)  UNDISC.      YEAR       YEAR      YEAR
-----------                   --------  -------  --------  -------  -------- -------  -------      ----       ----      ----
Proved Producing               37,112   31,149  236,188   194,864    8,860    6,897  1,810,879 1,021,291    944,609    851,616
Proved Nonproducing             5,956    4,593   38,095    30,797    1,407      971   313,545    169,667    153,931    134,368
                               ------   ------  -------   -------   ------   ------  --------- ---------  ---------  ---------
Total Proved                   43,068   35,742  274,283   225,661   10,267    7,868  2,124,424 1,190,958  1,098,540    985,984
Probable                       18,085   15,173  238,637   203,354    8,810    7,231  1,282,572   490,306    426,920    353,903
                               ------   ------  -------   -------   ------   ------  --------- ---------  ---------  ---------
Total Proved Plus Probable     61,153   50,915  512,920   429,015   19,077   15,099  3,406,996 1,681,264  1,525,460  1,339,887
Less:  Risked Probable          9,042    7,586   35,094    27,597    1,294      879   406,630    150,478    131,707    110,206
                               ------   ------  -------   -------   ------   ------  --------- ---------  ---------  ---------
Proved Plus Risked Probable(8) 52,111   43,329  477,826   401,418   17,783   14,220  3,000,366 1,530,786  1,393,753  1,229,681
                               ======   ======  =======   =======   ======   ======  ========= =========  =========  =========
Less: Non Controlling Interest      0        0   59,551    52,336    2,191    1,926    154,857    67,009     58,575     48,675
Proved Plus Risked Probable    52,111   43,329  418,275   349,082   15,592   12,294  2,845,509 1,463,777  1,335,178  1,181,006
                               ======   ======  =======   =======   ======   ======  ========= =========  =========  =========

                                                 SUMMARY OF RESERVES - CANADA
                                                        JANUARY 1, 2003
                                             (BASED ON CONSTANT PRICE ASSUMPTIONS)(10)

                                                                                               CUMULATIVE CASH FLOW
                                            WORKING INTEREST RESERVES                                 ($000s)
                              ------------------------------------------------------  ----------------------------------------
                                     OIL               GAS               NGLS
                                    MBBLS              MMCF              MBBLS                    DISCOUNTED AT:
                              -----------------  -----------------  ----------------  ----------------------------------------
                                                                                                   10%/       12%/      15%/
DESCRIPTION                   GROSS(1)   NET(2)  GROSS(1)   NET(2)  GROSS(1) NET(2)  UNDISC.       YEAR       YEAR      YEAR
-----------                   --------  -------  --------  -------  -------- ------ ---------      ----       ----      ----
Proved Producing                13,331   11,510  110,035    84,471    4,253   2,851   947,688    584,331    546,810    500,480
Proved Nonproducing                592      510   34,594    27,762    1,407     971   164,712     95,533     87,513     77,404
                                ------   ------  -------   -------    -----   ----- ---------    -------    -------    -------
Total Proved                    13,923   12,020  144,629   112,233    5,660   3,822 1,112,400    679,864    634,323    577,884
Probable                         4,151    3,639   68,974    54,256    2,588   1,759   455,545    166,411    146,235    123,454
                                ------   ------  -------   -------    -----   ----- ---------    -------    -------    -------
Total Proved Plus Probable      18,074   15,659  213,603   166,489    8,248   5,581 1,567,945    846,275    780,558    701,338
Less:  50% Probable              2,075    1,819   34,487    27,128    1,294     879   225,186     82,910     72,895     61,568
                                ------   ------  -------   -------    -----   ----- ---------    -------    -------    -------
Proved Plus Risked Probable(8)  15,999   13,840  179,116   139,361    6,954   4,702 1,342,759    763,365    707,663    639,770
                                ======   ======  =======   =======    =====   ===== =========    =======    =======    =======

                                                   SUMMARY OF RESERVES - FRANCE
                                                         JANUARY 1, 2003
                                             (BASED ON CONSTANT PRICE ASSUMPTIONS)(10)

                                                                                               CUMULATIVE CASH FLOW
                                            WORKING INTEREST RESERVES                                 ($000s)
                              ------------------------------------------------------  ----------------------------------------
                                     OIL               GAS               NGLS
                                    MBBLS              MMCF              MBBLS                    DISCOUNTED AT:
                              -----------------  -----------------  ----------------  ----------------------------------------
                                                                                                   10%/       12%/      15%/
DESCRIPTION                   GROSS(1)   NET(2)  GROSS(1)   NET(2)  GROSS(1) NET(2)    UNDISC.     YEAR       YEAR      YEAR
-----------                   --------  -------  --------  -------  -------- ------  ---------     ----       ----      ----
Proved Producing                23,781   19,639    3,743    2,893        0        0    564,997   296,801    273,509    245,724
Proved Nonproducing              5,364    4,083        0        0        0        0    145,715    71,828     64,237     54,952
                                ------   ------   ------   ------    -----    -----  ---------   -------    -------    -------
Total Proved                    29,145   23,722    3,743    2,893        0        0    710,712   368,629    337,746    300,676
Probable                        13,934   11,534    1,215      939        0        0    362,888   135,136    117,623     97,275
                                ------   ------   ------   ------    -----    -----  ---------   -------    -------    -------
Total Proved Plus Probable      43,079   35,256    4,958    3,832        0        0  1,073,600   503,765    455,369    397,951
Less:  50% Probable              6,967    5,767      607      469        0        0    181,444    67,568     58,811     48,637
                                ------   ------   ------   ------    -----    -----  ---------   -------    -------    -------
Proved Plus Risked Probable(8)  36,112   29,489    4,351    3,363        0        0    892,156   436,197    396,558    349,314
                                ======   ======   ======   ======    =====    =====  =========   =======    =======    =======

                                               SUMMARY OF RESERVES - TRINIDAD (65%)
                                                          JANUARY 1, 2003
                                             (BASED ON CONSTANT PRICE ASSUMPTIONS)(10)

                                                                                               CUMULATIVE CASH FLOW
                                            WORKING INTEREST RESERVES                                 ($000s)
                              ------------------------------------------------------  ----------------------------------------
                                     OIL               GAS               NGLS
                                    MBBLS              MMCF              MBBLS                    DISCOUNTED AT:
                              -----------------  -----------------  ----------------  ----------------------------------------
                                                                                                   10%/       12%/      15%/
DESCRIPTION                   GROSS(1)   NET(2)  GROSS(1)   NET(2)  GROSS(1) NET(2)    UNDISC.     YEAR       YEAR      YEAR
-----------                   --------  -------  --------  -------  -------- ------  ---------     ----       ----      ----
Proved Producing                     0        0  122,410   107,500    4,607   4,046    298,194   140,159   124,290  105,412
Proved Nonproducing                  0        0    3,501     3,035        0       0      3,118     2,306     2,181    2,012
                                ------   ------  -------   -------   ------   -----    -------   -------   -------  -------
Total Proved                         0        0  125,911   110,535    4,607   4,046    301,312   142,465   126,471  107,424
Risked Probable                      0        0  168,448   148,159    6,222   5,472    464,139   188,759   163,062  133,174
                                ------   ------  -------   -------   ------   -----    -------   -------   -------  -------
Proved Plus Risked Probable(8)       0        0  294,359   258,694   10,829   9,518    765,451   331,224   289,533  240,598
                                ======   ======  =======   =======   ======   =====    =======   =======   =======  =======


NOTES:
(1) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by Vermilion before deduction of any royalties.
(2) "Net" reserves are defined as those accruing, directly and indirectly, to Vermilion after Crown and freehold royalties have been deducted.
(3) "Proved" reserves are those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.
(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells or facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.
(5) "Proved Non-Producing" reserves are those proved reserves that are not classified as producing. (6) "Proved Undeveloped" reserves are those proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.
(7) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery process which can be reasonably expected to be instituted in the future.
(8) "Proved Plus Risked Probable" reserves are the sum of the total proved reserves and the risk adjusted probable reserves. Reserves for Canada and France are established using deterministic methodology with risked probable reserves assumed to be one-half of the probable reserves. Reserves for Trinidad are determined by probabilistic methodology due to the reserve size and data available. Total Proved Plus Probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves. As defined, these
         (P50) reserves are risked and no adjustment is made between the Proved Plus Probable and the Proved Plus Risked Probable reserves.
(9) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the GLJ Report operating costs are assumed to escalate at 1.5% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2003 are as follows:

                                                         GLJ REPORT
                                                    ESCALATING PRICE FORECAST
                                                    EFFECTIVE JANUARY 1, 2003


                                                                ALBERTA NATURAL GAS LIQUIDS
                                                        -------------------------------------------     ALBERTA
                                                                                           EDMONTON      PLANT
           EXCHANGE                                       SPEC     EDMONTON    EDMONTON    PENTANES      GATE       AECO-C
             RATE      WTI(1)   PAR PRICE(2)   BRENT     ETHANE     PROPANE     BUTANE       PLUS       GAS(3)      SPOT(4)
   YEAR    $US/$CDN    $US/BBL    $CDN/BBL    $US/BBL   $CDN/BBL   $CDN/BBL    $CDN/BBL    $CDN/BBL     $/MMBTU     $/MMBTU
   ----    --------    -------    --------    -------   --------   --------    --------    --------     -------     -------
   2003      0.650      25.50       38.50      24.00      18.75      24.75      27.25       39.50        5.65        5.40
   2004      0.660      22.00       32.50      20.50      16.75      19.75      21.50       33.00        5.00        4.80
   2005      0.670      21.00       30.50      19.50      15.75      19.50      20.50       31.00        4.70        4.50
   2006      0.670      21.00       30.50      19.50      16.25      19.50      20.50       31.00        4.85        4.65
   2007      0.680      21.25       30.50      19.75      16.25      19.50      20.50       31.00        4.85        4.65
   2008      0.680      21.75       31.00      20.25      16.25      19.75      21.00       31.50        4.85        4.65
   2009      0.680      22.00       31.50      20.50      16.25      20.25      21.50       32.00        4.85        4.65
   2010      0.680      22.25       32.00      20.75      16.25      20.50      22.00       32.50        4.90        4.70
   2011      0.680      22.50       32.50      21.00      16.50      20.75      22.50       33.00        4.95        4.75
   2012      0.680      23.00       33.00      21.50      17.00      21.00      23.00       33.50        5.05        4.85
   2013      0.680      23.25       33.50      21.75      17.00      21.50      23.50       34.00        5.10        4.90
  2014+      0.680    +1.5%/yr    +1.5%/yr    +1.5%/yr  +1.5%/yr   +1.5%/yr    +1.5%/yr    +1.5%/yr    1.5% /yr.   1.5%/yr.

         NOTES:

         (1)   West Texas Intermediate Crude Oil landed at Cushing, Oklahoma.
         (2) Equivalent price for Light Sweet Crude Oil (40(degree) API, 0.3%S) at Edmonton, Alberta.
         (3) Gas reference price represents the average of all system and direct (spot and firm) sales. The plant gate price represents the price before raw gas gathering and processing charges are deducted.
         (4)   Weighted average one month price.

(10) Product prices used in the constant price evaluation were based on GLJ's constant price forecast, being Cdn. $49.29/Bbl for oil and $6.02/mcf for AECO-C natural gas, France Brent of US$ 30.21/bbl and Trinidad US$21.75/bbl and US$1.05/mcf. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond 2002. In addition, operating and capital costs have not been increased on an inflationary basis.
(11) 82% of Vermilion's total Proved reserves, excluding Trinidad, are currently on production.
(12) The GLJ Report estimates the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Reserves to be an aggregate of $231.1 million, of which $75.4 million is to be expended in 2003 and $37.9 million is to be expended in 2004 (or based on constant costs: an aggregate of $216.0 million of which $75.4 million is to be expended in 2003 and $37.8 million is to be expended in 2004).
(13) The extent and character and all factual data supplied by Vermilion to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the GLJ Report.
(14) Present value of future net production revenue numbers include ARTC. Eligibility for ARTC is subject to determination.


LANDHOLDINGS

The following table sets out Vermilion's landholdings as at December 31, 2002.

                                           DEVELOPED                   UNDEVELOPED                    TOTAL
                                       ---------------------     -----------------------      ----------------------
AREA                                   GROSS(1)       NET(2)      GROSS(1)        NET(2)       GROSS(1)       NET(2)
----                                   --------      -------     ---------     ---------      ---------    ---------
Alberta                                259,895       180,686       691,672       531,815        956,904      713,437
Saskatchewan                                 -             -       157,148       156,516        157,148      156,516
France                                  46,175        40,367     1,102,312       699,855      1,148,487      740,222
Trinidad                                 1,600         1,040        26,250        17,063         27,850       18,103
                                       -------       -------     ---------     ---------      ---------    ---------
Total                                  307,670       222,093     1,977,382     1,405,249      2,290,389    1,628,278
                                       =======       =======     =========     =========      =========    =========

NOTES:
(1) "Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2) "Net" refer to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.

OIL AND GAS WELLS

The following table sets forth the number and status of wells in which Vermilion had a working interest, directly or indirectly, as at December 31, 2002, which are producing or which Vermilion considers to be capable of production:

                                         PRODUCING WELLS                                 SHUT-IN WELLS(1)
                           -------------------------------------------     -------------------------------------------
                                CRUDE OIL              NATURAL GAS              CRUDE OIL              NATURAL GAS
                           -------------------     -------------------     -------------------     -------------------
CANADA                     GROSS(2)     NET(3)     GROSS(2)     NET(3)     GROSS(2)     NET(3)     GROSS(2)     NET(3)
------                     --------     ------     --------     ------     --------     ------     --------     ------
ALBERTA
Drayton Valley                94          59.2       131          98.6        27          21.0        23          15.6
Southern Foothills             3           3.0        29           8.4         0           0.0         1           0.3
Athabasca                      2           1.0        96          77.0         0           0.0        39          26.6
Peace River Arch               1           0.1         6           4.4         1           0.0         3           3.0
Slave Lake                   173         126.7         4           4.0        75          52.8         2           0.4
Central Alberta                4           2.4        61          41.3         0           0.0        18          12.6
                             ---         -----       ---         -----       ---          ----        --          ----
Total                        277         192.4       327         233.7       103          73.8        86          58.5
                             ===         =====       ===         =====       ===          ====        ==          ====


                                         PRODUCING WELLS                                 SHUT-IN WELLS(1)
                           -------------------------------------------     -------------------------------------------
                                CRUDE OIL              NATURAL GAS              CRUDE OIL              NATURAL GAS
                           -------------------     -------------------     -------------------     -------------------
FRANCE                     GROSS(2)     NET(3)     GROSS(2)     NET(3)     GROSS(2)     NET(3)     GROSS(2)     NET(3)
------                     --------     ------     --------     ------     --------     ------     --------     ------
AQUITAINE BASIN
Parentis                       54          54.0         -           -          13          13.0         -           -
Lugos                          12          12.0         -           -          10          10.0         -           -
Mothes                          5           5.0         -           -           2           2.0         -           -
Lucats-Cabeil                   2           2.0         -           -           7           7.0         -           -
Ledeuix                         -           -           -           -           -           -           -           -
PARIS BASIN
Saucede                         -           -           -           -           -           -           -           -
Champotran                     13          13.0         -           -           4           4.0         -           -
Bremonderie                     1           1.0         -           -           1           1.0         -           -
Donnemarie                      1           1.0         -           -           4           4.0         -           -
Vulaines                       10          10.0         -           -           0           0.0         -           -
Malnoue                         7           7.0         -           -           1           1.0         -           -
SOUTH AQUITAINE                21           5.7         -           -          18           4.9         1         1.0
                              ---         -----       ---         -----       ---          ----        --         ---
Total                         126         110.7         -           -          60          46.9         1         1.0
                              ===         =====       ===         =====       ===          ====        ==         ===


                                         PRODUCING WELLS                                 SHUT-IN WELLS(1)
                           -------------------------------------------     -------------------------------------------
                                CRUDE OIL              NATURAL GAS              CRUDE OIL              NATURAL GAS
                           -------------------     -------------------     -------------------     -------------------
TRINIDAD                   GROSS(2)     NET(3)     GROSS(2)     NET(3)     GROSS(2)     NET(3)     GROSS(2)     NET(3)
--------                   --------     ------     --------     ------     --------     ------     --------     ------
Central Block                 -           -          1.0         0.65         -           -          1.0         0.65
                             ===         ===         ===         ====        ===         ===         ===         ====

NOTES:
(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Vermilion has an interest are located no further than 10 kilometres from existing pipelines.
(2) "Gross" wells are the total number of wells in which Vermilion has an interest, directly or indirectly.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by Vermilion's percentage working interest therein.

RECONCILIATION OF RESERVES

The following tables provide a reconciliation of Vermilion estimated reserves from December 31, 2001 to December 31, 2002:

                                                                                      TOTAL PROVED PLUS RISKED
                                        TOTAL PROVED             RISKED PROBABLES               PROBABLES
                                        ------------             ----------------     ------------------------
OIL (MSTB)
   OPENING BALANCE:                         44,347.2                      7,282.9                     51,630.1
     Drilling Additions:                       904.4                      1,311.0                      2,215.4
     Other Additions:                          360.7                        210.7                        571.4
     Technical Revisions:                    (408.5)                       (13.6)                      (422.1)
     Acquisition                             1,078.0                        186.2                      1,264.2
     Disposition:                                0.0                          0.0                          0.0
     Production:                           (4,096.8)                          0.0                    (4,096.8)
   CLOSING BALANCE                          42,185.0                      8,977.2                     51,162.2

MARKETABLE GAS (BCF)
   OPENING BALANCE:                            201.8                         97.8                        299.6
     Drilling Additions:                        19.3                          5.2                         24.5
     Other Additions:                            1.0                          0.2                          1.2
     Technical Revisions:                     (14.9)                        (5.4)                       (20.3)
     Acquisition                                92.3                        105.9                        198.2
     Disposition:                                0.0                          0.0                          0.0
     Production:                              (26.0)                          0.0                       (26.0)
   CLOSING BALANCE                             273.5                        203.7                        477.2

NATURAL GAS LIQUIDS (MBBL):
   OPENING BALANCE                           7,362.4                      3,543.5                     10,905.9
     Drilling Additions:                       777.4                        199.1                        976.5
     Other Additions:                            8.6                          3.8                         12.4
     Technical Revisions:                    (179.0)                      (108.8)                      (287.8)
     Acquisition                             3,179.7                      3,882.8                      7,062.5
     Disposition:                                0.0                          0.0                          0.0
     Production:                             (915.1)                          0.0                      (915.1)
   CLOSING BALANCE                          10,234.0                      7,520.4                     17,754.4


PRODUCTION HISTORY AND PRICES RECEIVED

The following table sets forth certain historical information in respect of production and product prices received in respect of Vermilion's oil and natural gas properties for the periods indicated.

                                              THREE MONTHS       THREE MONTHS       THREE MONTHS       THREE MONTHS
                                                 ENDED               ENDED              ENDED              ENDED
                                           DECEMBER 31, 2002  SEPTEMBER 30, 2002    JUNE 30, 2002     MARCH 31, 2002
                                           -----------------  ------------------    -------------     --------------
Average Daily Volumes
   Crude oil (Bbls/d)                             11,891             11,325             10,611             11,058
   Natural gas liquids (Bbls/d)                    2,385              2,438              2,690              2,519
   Natural gas (Mmcf/d)                            72.25              70.35              74.53              68.13
                                                  ------             ------             ------             ------
   Total BOE (6:1)                                26,317             25,489             25,722             24,932
                                                  ------             ------             ------             ------

Average Net Product Prices Received
   Crude oil ($/Bbls)                              36.59              38.11              33.97              36.27
   Natural gas liquids ($/Bbls)                    33.44              32.91              29.35              22.92
   Natural gas ($/Mcf)                              5.41               3.56               4.34               3.80
                                                  ------             ------             ------             ------

                                              THREE MONTHS       THREE MONTHS       THREE MONTHS       THREE MONTHS
                                                 ENDED               ENDED              ENDED              ENDED
                                           DECEMBER 31, 2002  SEPTEMBER 30, 2002    JUNE 30, 2002     MARCH 31, 2002
                                           -----------------  ------------------    -------------     --------------
   Total ($/BOE) (6:1)                            34.43              29.90              29.67              28.79
                                                 ------             ------             ------             ------
Average Royalties Paid(1)
   Crude oil ($/Bbls)                              6.66               6.47               5.57               5.58
   Natural gas liquids ($/Bbls)                   10.15               9.14               9.68               8.71
   Natural gas ($/Mcf)                             1.32               0.78               1.13               1.02
                                                 ------             ------             ------             ------
   Total ($/BOE) (6:1)                             7.56               5.90               6.59               6.13
                                                 ------             ------             ------             ------
Average Operating Expenses(1)(2)
   Crude oil ($/Bbls)                              5.77               5.83               6.04               4.87
   Natural gas liquids ($/Bbls)                    5.77               5.83               6.04               4.87
   Natural gas ($/Mcf)                             0.79               0.45               0.54               0.48
                                                 ------             ------             ------             ------
   Total ($/BOE) (6:1)                             5.29               4.39               4.69               3.97
                                                 ------             ------             ------             ------
Average Netback Received
   Crude oil ($/Bbls)                             24.16              25.81              22.36              25.82
   Natural gas liquids ($/Bbls)                   17.52              17.94              13.63               9.34
   Natural gas ($/Mcf)                             3.30               2.33               2.67               2.30
                                                 ------             ------             ------             ------
   Total ($/BOE) (6:1)                            21.58              19.61              18.39              18.69
                                                 ------             ------             ------             ------

                                              THREE MONTHS       THREE MONTHS       THREE MONTHS       THREE MONTHS
                                                 ENDED               ENDED              ENDED              ENDED
                                           DECEMBER 31, 2001  SEPTEMBER 30, 2001    JUNE 30, 2001     MARCH 31, 2001
                                           -----------------  ------------------    -------------     --------------
Average Daily Volumes
   Crude oil (Bbls/d)                            11,816             11,869             11,428             11,227
   Natural gas liquids (Bbls/d)                   1,752              1,671              1,869              1,625
   Natural gas (Mmcf/d)                           58.70              54.24              51.16              52.74
                                                 ------             ------             ------             ------
   Total BOE (6:1)                               23,351             22,580             21,824             21,642
                                                 ------             ------             ------             ------
Average Net Product Prices Received
   Crude oil ($/Bbls)                             31.01              34.19              37.46              36.93
   Natural gas liquids ($/Bbls)                   22.67              30.05              40.89              45.13
   Natural gas ($/Mcf)                             3.89               3.41               6.22               8.17
                                                 ------             ------             ------             ------
   Total ($/BOE) (6:1)                            27.17              28.38              37.69              42.46
                                                 ------             ------             ------             ------
Average Royalties Paid(1)
   Crude oil ($/Bbls)                              5.17               6.38               6.67               6.54
   Natural gas liquids ($/Bbls)                    7.21              10.34              15.39              16.64
   Natural gas ($/Mcf)                             1.05               1.02               1.84               2.20
                                                 ------             ------             ------             ------
   Total ($/BOE) (6:1)                             5.80               6.58               9.12              10.01
                                                 ------             ------             ------             ------
Average Operating Expenses(1)(2)
   Crude oil ($/Bbls)                              5.09               4.96               4.54               4.99
   Natural gas liquids ($/Bbls)                    5.09               4.96               4.54               4.99
   Natural gas ($/Mcf)                             0.50               0.49               0.47               0.45
                                                 ------             ------             ------             ------

                                              THREE MONTHS       THREE MONTHS       THREE MONTHS       THREE MONTHS
                                                 ENDED               ENDED              ENDED              ENDED
                                           DECEMBER 31, 2001  SEPTEMBER 30, 2001    JUNE 30, 2001     MARCH 31, 2001
                                           -----------------  ------------------    -------------     --------------
   Total ($/BOE) (6:1)                             4.20               4.14               3.87               4.06
                                                 ------             ------             ------             ------
Average Netback Received
   Crude oil ($/Bbls)                             20.75              22.85              26.25              25.40
   Natural gas liquids ($/Bbls)                   10.37              14.75              20.96              23.50
   Natural gas ($/Mcf)                             2.34               1.90               3.91               5.52
                                                 ------             ------             ------             ------
   Total ($/BOE) (6:1)                            17.17              17.66              24.70              28.39
                                                 ------             ------             ------             ------

NOTES:
(1) Average royalties paid, net of ARTC, and average operating expenses allocated to the individual products based on the proportionate product volumes.
(2) Operating Expenses include all costs relating to lifting, gathering, transporting and processing.

DRILLING ACTIVITY

The following table summarizes Vermilion's drilling results on Vermilion's oil and natural gas properties for the years ended December 31, 2002 and 2001.

                                                                   YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------------
                                                           2002                               2001
                                                -------------------------          ------------------------
                                                GROSS(2)           NET(3)          GROSS(2)          NET(3)
                                                --------           ------          --------          ------
Oil Wells                                          14               11.2              24              22.0
Natural Gas Wells                                  40               34.6              44              36.9
Dry Holes                                          15               13.2              26              22.3
                                                   --               ----              --              ----
Total                                              69               59.0              94              81.2
                                                   ==               ====              ==              ====

NOTES:
(1) Wells are classified according to the designation assigned to them for regulatory purposes. Wells in which oil or natural gas is found but not in sufficient quantities to be "capable of production" are classified as dry wells.
(2) "Gross" refers to the total number of wells in which Vermilion has an interest.
(3) "Net" refers to the total number of wells in which Vermilion has an interest, multiplied by the percentage working interest owned by Vermilion therein.

MARKETING

Vermilion is party to certain financial instruments, such as crude oil and natural gas contracts and foreign currency forward contracts. Vermilion has entered into these contracts for hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of fluctuations in oil and gas prices and in the U.S./Canadian dollar exchange rate. The contracts reduce the fluctuations in sales revenues by establishing fixed prices or a trading range on a portion of its oil and gas sales. All of the future sales contracts described below are arranged with counter parties representing major financial (banking) institutions with AA to AAA credit ratings thereby reducing counter party credit risk exposure.

Contracts outstanding in respect of hedging transactions which Vermilion will assume are as follows:

       EXPOSURE              VOLUME HEDGED                     PRICING (1)                            TERM
   -----------------       ----------------          --------------------------------        -----------------
          Gas                6,000 GJ/d                     $3.96 per GJ (Cdn) AECO-C        Nov. 02 - Mar. 03
                            22,000 GJ/d              $4.47 - 4.70 per GJ (Cdn) AECO-C        Nov. 02 - Oct. 03
                            12,500 GJ/d              $5.16 - 5.52 per GJ (Cdn) AECO-C        Dec. 02 - Mar. 03
                            10,000 GJ/d              $5.02 - 6.05 per GJ (Cdn) AECO-C        Apr. 03 - Oct. 03
                             7,500 GJ/d              $4.75 - 7.97 per GJ (Cdn) AECO-C        Nov. 03 - Mar. 04
          Oil              2,950 bbls/d                       $24.74 (US) WTI per Bbl            Calendar 2003
                           2,600 bbls/d               $23.24 (US) dated Brent per Bbl            Calendar 2003
                           1,500 bbls/d                       $24.07 (US) WTI per Bbl            Calendar 2004
                           1,750 bbls/d               $22.74 (US) dated Brent per Bbl            Calendar 2004
     Power Hedges                2 MW/h                         $91.00 (Cdn) per MW/h            Calendar 2003
   Foreign Exchange            $750,000                       Cdn/USD FX Swap $1.6000            Calendar 2003
                               $750,000                       Cdn/USD FX Swap $1.5901            Calendar 2003
                               $750,000                       Cdn/USD FX Swap $1.5910            Calendar 2003
                               $500,000                       Cdn/USD FX Swap $1.5725            Calendar 2003
                               $500,000                       Cdn/USD FX Swap $1.5800            Calendar 2003
                               $250,000                       Cdn/USD FX Swap $1.5800            Calendar 2003
                               $250,000                       Cdn/USD FX Swap $1.5808            Calendar 2003
                               $330,000                       Cdn/USD FX Swap $1.5900            Calendar 2003

NOTE:
(1)   Represents weighted average of numerous contracts

CAPITAL EXPENDITURES

The following table summarizes the capital expenditures incurred in respect of Vermilion's oil and natural gas properties during the periods indicated.

                                      TWELVE             THREE           THREE           THREE            THREE
                                      MONTHS             MONTHS          MONTHS          MONTHS           MONTHS
                                       ENDED              ENDED           ENDED          ENDED            ENDED
                                    DECEMBER 31,      DECEMBER 31,    SEPTEMBER 30,     JUNE 30,         MARCH 31,
                                        2002              2002             2002           2002             2002
($000's)                                 $                 $                $               $                $
                                      -------            ------          -------         ------           ------
Land & Seismic                         15,861             6,028            3,879          3,811            2,143
Exploration drilling                   16,738             5,553            5,839          1,233            4,113
Development expenditures               80,713            23,035           24,669         11,204           21,805
Property acquisition                   23,433                 -           19,703          1,606            2,124
Corporate acquisition                  97,334                 -           66,348              -           30,986
                                      -------            ------          -------         ------           ------
Total                                 234,079            34,616          120,438         17,854           61,171
                                      =======            ======          =======         ======           ======

                                      TWELVE             THREE             THREE           THREE            THREE
                                      MONTHS             MONTHS           MONTHS           MONTHS           MONTHS
                                       ENDED              ENDED            ENDED           ENDED            ENDED
                                    DECEMBER 31,      DECEMBER 31,     SEPTEMBER 30,       JUNE 30,        MARCH 31,
                                        2002              2002             2002             2002             2002
                                         $                 $                 $               $                $
                                     -------            ------            ------           ------           ------
Land & Seismic                        28,865             6,333             7,302            6,754            8,476
Exploration drilling                  18,362             4,304             4,064            3,003            6,991
Development expenditures             113,468            23,568            37,505           28,671           23,724
Property acquisitions                  2,194               262               977              627              328
Corporate acquisition                      -                 -                 -                -                -
                                     -------            ------            ------           ------           ------
Total                                162,889            34,467            49,848           39,055           39,519
                                     =======            ======            ======           ======           ======


            ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST

TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Vermilion or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from Vermilion and the ability of Vermilion to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

SPECIAL VOTING RIGHTS

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Vermilion or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Vermilion in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who holds Exchangeable Shares.

UNITHOLDERS LIMITED LIABILITY

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations are carried on by Vermilion, directly or indirectly.

The activities of the Trust and its subsidiary, Vermilion, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of Vermilion and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

ISSUANCE OF TRUST UNITS

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of Vermilion may determine. The Indenture also provides that Vermilion may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as Vermilion may determine.

CASH DISTRIBUTIONS

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, from the income generated under the Royalty Agreement and from any dividends paid on the common shares of Vermilion, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of Vermilion, receive distributions in respect of prepayments of principal on the Notes made by Vermilion to the Trust before the maturity of the Notes. It is anticipated however, that the Trust may reinvest a portion of the repayments of principal on the Notes to make capital expenditures to develop the business of Vermilion with a view to enhancing Vermilion's cash flow from operations.

Cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

REDEMPTION RIGHT

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (b) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units tendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000 provided that, the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (a) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (b) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes.

If at the time Trust Units are tendered for redemption by a Unitholders, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Vermilion considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholders shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by Vermilion as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (a) a cash payment; or (b) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes. Notes and Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

NON-RESIDENT UNITHOLDERS

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust shall take such action as may be necessary to carry out such intentions.

MEETINGS OF UNITHOLDERS

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Vermilion and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

EXERCISE OF VOTING RIGHTS ATTACHED TO SHARES OF VERMILION

The Trust Indenture prohibits the Trustee from voting the shares of Vermilion with respect to (a) the election of directors of Vermilion, (b) the appointment of auditors of Vermilion or (c) the approval of Vermilion's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders.

The Trustee is also prohibited from voting the shares to authorize:

         (a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of Vermilion, except in conjunction with an internal reorganization of the direct or indirect assets of Vermilion as a result of which either Vermilion or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

         (b) any statutory amalgamation of Vermilion with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

         (c) any statutory arrangement involving Vermilion except in conjunction with an internal reorganization as referred to in paragraph (a) above;

         (d) any amendment to the articles of Vermilion to increase or decrease the minimum or maximum number of directors; or

         (e) any material amendment to the articles of Vermilion to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Vermilion's shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

TRUSTEE

Computershare Trust Company of Canada is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

DELEGATION OF AUTHORITY, ADMINISTRATION AND TRUST GOVERNANCE

The board of directors of Vermilion has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to Vermilion responsibility for any and all matters relating to the following: (a) an Offering; (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (e) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (f) all matters relating to the redemption of Trust Units; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; and (h) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

LIABILITY OF THE TRUSTEE

The Trustee, its directors, officers, employees, shareholders and agents and all of their successors and assigns shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Vermilion, or any other person to whom the Trustee has, with the consent of Vermilion, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Vermilion to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the

Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

AMENDMENTS TO THE TRUST INDENTURE

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

         (a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

         (b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

         (c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

         (d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

         (e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

TAKEOVER BID

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

TERMINATION OF THE TRUST

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in the Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

REPORTING TO UNITHOLDERS

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

The Trust has established the DRIP Plan. The DRIP Plan is only available to Unitholders who are residents of Canada.

Under the DRIP Plan, Unitholders may, at their option, reinvest their cash distributions to purchase additional Trust Units (the "DRIP Units") by directing the Plan Agent (as defined below) to apply Distributions on their existing Trust Units to the purchase of DRIP Units or by making optional cash payments (the "Cash Payment Option"). Computershare Trust Company of Canada (the "Plan Agent") will apply Cash Distributions towards the purchase of DRIP Units from the Trust, subject to certain limitations either from treasury or at the discretion of Vermilion through the facilities of the TSX. Drip Units will be acquired either at the average market price at which DRIP Units are acquired through the facilities of the TSX or from treasury based on the weighted average of the previous 10 days of trading prior to the applicable Distribution. Under the Cash Payment Option, a Unitholder may, through the Plan Agent purchase additional DRIP Units having a value of up to $5,000 per month. Participants in the DRIP Plan will also receive additional distributions of Trust Units equal to 5% of the DRIP Units purchased with their Distributions or under the Cash Payment Option, as applicable (the "Bonus Units under the DRIP Plan"). The aggregate number of DRIP Units that may be issued under the Cash Payment Option in any fiscal year of the Trust will be limited to 2% of the number of Trust Units issued and outstanding at the start of such fiscal year. Participants will not have to pay any brokerage fees or service charges in connection with the purchase of DRIP Units.

Unitholders may, after electing to participate in the DRIP Plan, terminate their participation in the DRIP Plan by written notice to the Plan Agent. That notice, if actually received no later than 5 business days prior to a Distribution Record Date, will have effect for the distribution to be made on the following Distribution Payment Date. Thereafter, distributions to those Unitholders will be in cash. The Trust may amend, suspend or terminate the DRIP Plan in its sole discretion provided that any amendment to the DRIP Plan must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect if it would prejudice the interests of participants. The Trust is not required to issue Trust Units into any jurisdiction where that issuance would be illegal.

UNITHOLDER RIGHTS PLAN

Pursuant to a Unitholder Rights Plan Agreement entered into between the Trust and Computershare Trust Company of Canada on January 16, 2003, the Trust has put in place a unitholder rights plan. The previous shareholder rights plan of Vermilion was terminated under the Arrangement.

The following description of the Unitholder Rights Plan is qualified in its entirety by reference to the full text of the Unitholder Rights Plan agreement, a copy of which is available on request at the head office of Vermilion during normal business hours.

PURPOSE

The purpose of the Unitholder Rights Plan is to afford both the Unitholders and Vermilion sufficient time to evaluate and respond to an unsolicited offer made for the Trust Units. Further, the Unitholder Rights Plan is intended to assist in ensuring that all Unitholders have an equal opportunity to participate in any takeover bid.

Vermilion is not aware of any interest by any third party in acquiring control of Vermilion at this time.

BACKGROUND

Under current provincial securities legislation, a takeover bid would generally involve an offer to acquire the Trust Units of the Trust where the Trust Units subject to the offer to acquire, together with Trust Units already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding Trust Units. Current legislation only requires that a takeover bid remain open for acceptance for not less than 35 days and that any securities deposited may be withdrawn only during the 10 days following the date of the bid. In addition, such legislation does not require that a bid be made for all securities of a particular class and the bidder may in a single transaction or series of transactions acquire control of an entity pursuant to one or more private agreements at a permissible premium to the then current market price, without an offer being required to be made to all other securityholders of the entity. In addition, the bidder may make "creeping acquisitions" of securities by slowly accumulating shares through stock exchange transactions which may result, over time, in the acquisition of control without the payment of fair value for control of the entity or the sharing of the control premium among all securityholders.
The Unitholder Rights Plan is designed to encourage any bidder to provide all Unitholders with equal treatment in a takeover and full value for their investment in the Trust Units of the Trust.

SUMMARY OF THE UNITHOLDER RIGHTS PLAN

The following is a summary of the principal terms of the Unitholder Rights Plan which is qualified in its entirety by the actual text of the Unitholder Rights Plan agreement.

         ISSUE OF RIGHTS

On the Effective Date, one right (a "Right") shall be issued and attached to each of the outstanding Trust Units and will attach to each Trust Unit of the Trust that is subsequently issued. Initially, certificates representing Trust Units of the Trust also represent the Rights.

         RIGHTS EXERCISE PRIVILEGE

The Rights will separate from the Trust Units of the Trust and will be exercisable, subject to action by Vermilion, 10 trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Trust Units, other than by an acquisition pursuant to a takeover bid permitted by the Unitholders Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Trust Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the absence of action by Vermilion and 10 days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of Trust Units having an aggregate market price (as defined in the Unitholders Rights Plan) equal to twice the exercise price for an amount in cash equal to the exercise price (which the Unitholders Rights Plan currently sets at $35).

The issue of the Rights is not initially dilutive. However, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

         CERTIFICATES AND TRANSFERABILITY

After the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Trust Units of the Trust.

         PERMITTED BID REQUIREMENTS

The requirements for a Permitted Bid include the following:

         (a) the takeover bid must be made for all Units to all holders of Trust Units, other than the Acquiring Person and provide that, subject to the conditions of the Takeover Bid, the Offeror will take up and pay for all Units validly tendered without pro-rating;

         (b) the takeover bid must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Trust Units will be taken up or paid for pursuant to any takeover bid prior to the close of business on the date which is not less than 45 days following the date of the takeover bid and only if at such date more than 50% of the Trust Units held by independent Unitholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

         (c) the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, Trust Units may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Trust Units may be taken up and paid for and that any Trust Units deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

         (d) the takeover bid must contain an irrevocable and unqualified provision that if, on the date on which Trust Units may be taken up and paid for, more than 50% of the Trust Units held by independent Unitholders shall have been deposited pursuant to the takeover bid and not withdrawn, the Acquiring Person will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

The Unitholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid (subject to certain exceptions).

         WAIVER AND REDEMPTION

Vermilion may, prior to a Flip-in Event, waive the dilutive effects of the Unitholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Trust Units of the Trust, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of the Trust Units of the Trust prior to the expiry of the takeover bid in respect of which the waiver is granted. Vermilion may also waive the Unitholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Trust Units of the Trust within 10 days or such other period as may be specified by Vermilion.

At any time prior to the occurrence of a Flip-in Event, Vermilion may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 per Right.

         GRANDFATHER PROVISIONS

The Unitholder Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Unitholder Rights Plan, of more than 20% of the outstanding Trust Units determined as at the Effective Date provided that such person does not after the Effective Date become the beneficial owner of additional Trust Units constituting 1.0% or more of the outstanding Trust Units of the Trust other than pursuant to a Permitted Bid, a Competing Permitted Bid or certain other exempt provisions.

           ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD.

MANAGEMENT OF VERMILION

Vermilion has a board of directors currently consisting of 6 individuals. The directors are elected by the Trust at the direction of Unitholders by ordinary resolution, and hold office until the next annual meeting of the Trust, which is anticipated to be held in 2004.

As at March 31, 2003, the directors and officers of Vermilion, as a group, beneficially owned, directly or indirectly, 1,897,829 Trust Units representing approximately 4% of the issued and outstanding Trust Units, as well as an aggregate of 4,893,240 Exchangeable Shares. Assuming all Exchangeable Shares were exchanged for Trust Units, using the exchange ratio of 1.01352, the directors and executive officers would hold 6,857,226 Trust Units, representing 12% of the issued and outstanding Trust Units.

The following table sets forth certain information respecting the directors and officers of Vermilion.

                                                      DATE FIRST
                                                       ELECTED
           NAME AND                                OR APPOINTED AS   PRINCIPAL OCCUPATION DURING
  MUNICIPALITY OF RESIDENCE       OFFICE HELD          DIRECTOR      THE PAST FIVE YEARS
---------------------------     ---------------    ---------------   ----------------------------------------------
Lorenzo Donadeo                 President and            1994        Since  January   2003,   President  and  Chief
Calgary, Alberta                Chief Executive                      Executive    Officer   of   Vermilion;    Vice
                                Officer and                          President  and  Chief  Operating   Officer  of
                                Director                             Vermilion  from December 2000 to January 2003;
                                                                     since   February,    1995,    Executive   Vice
                                                                     President of Vermilion

Claudio A. Ghersinich           Executive Vice           1994        Since January 2003,  Executive Vice President,
Calgary, Alberta                President,                           Business  Development of Vermilion;  Executive
                                Business                             Vice  President,  New  Ventures  of  Vermilion
                                Development and                      from  December  2000 to  January  2003;  since
                                Director                             February,  1995,  Executive  Vice President of
                                                                     Vermilion

Jeffrey S. Boyce(1)(2)(3)(4)    Director                 1994        Since  January   2003,   President  and  Chief
Calgary, Alberta                                                     Executive   Officer  of  Clear   Energy  Inc.;
                                                                     President,    Chief   Executive   Officer   of
                                                                     Vermilion from 1994 to January 2003.

Joseph F. Killi(1)(3)           Director                 1999        President of  Rosebridge  Capital  Corporation
Calgary, Alberta                                                     Inc.

                                                      DATE FIRST
                                                       ELECTED
           NAME AND                                OR APPOINTED AS   PRINCIPAL OCCUPATION DURING
  MUNICIPALITY OF RESIDENCE       OFFICE HELD          DIRECTOR      THE PAST FIVE YEARS
---------------------------     ---------------    ---------------   ----------------------------------------------
James D. McFarland(2)(4)        Director                 2002        Managing Director,  Southern Pacific Petroleum
Brisbane, Australia                                                  N.L.,  Brisbane  Australia  from April 1999 to
                                                                     present;   President   and   Chief   Operating
                                                                     Officer, Husky Oil Limited from 1995 to 1998.

Larry J.                        Director                 2002        Chairman   and   Chief   Executive    Officer,
Macdonald(1)(2)(3)(4)(5)                                             Pointwest  Energy  Inc.  from 2000 to present;
Calgary, Alberta                                                     Chairman   and   Chief   Executive    Officer,
                                                                     Westpoint  Energy Inc. from 1999 to 2000;  and
                                                                     President   and   Chief   Operating    Officer
                                                                     Anderson Exploration Ltd. from 1992 to 1999.

Curtis W. Hicks                 Vice President,     Not applicable   Since  March 2003 Vice  President  Finance and
Calgary, Alberta                Finance and                          Chief  Financial  Officer of  Vermilion;  Vice
                                Chief Financial                      President  Finance and Chief Financial Officer
                                Officer                              of NAL Oil & Gas Trust from  November  2000 to
                                                                     February  2003;   Chief   Executive   Officer,
                                                                     Caravan  Oil & Gas Ltd.  from  August  1998 to
                                                                     November  2000;  Treasurer,   Canadian  Hunter
                                                                     Exploration  Ltd.  from January 1998 to August
                                                                     1998.

Doug W. Reynolds                Vice President,     Not applicable   Since  April  2002,  Vice  President,  Land of
Calgary, Alberta                Land                                 Vermilion;  from  February 2000 to April 2002,
                                                                     Senior  Landman and Land Manager for Foothills
                                                                     N.E.  B.C.  and  Hamburg  Areas at  Burlington
                                                                     Resources  Canada  Ltd.;  from October 1998 to
                                                                     February  2000,  Senior  Landman  on the  East
                                                                     Coast  for  ExxonMobil  Canada  Energy;   from
                                                                     October 1997 to January 2000,  Petroleum  Land
                                                                     Consultant for various corporations.

Raj L. Patel                    Vice President,     Not applicable   Since January 2001, Vice President,  Marketing
Calgary, Alberta                Marketing                            of Vermilion;  from September 1996 to December
                                                                     2000,   President  Access  Energy  Management;
                                                                     from  January  1994 to  August  1996,  Manager
                                                                     Marketing for Penzoil Canada Inc.

                                                      DATE FIRST
                                                       ELECTED
           NAME AND                                OR APPOINTED AS   PRINCIPAL OCCUPATION DURING
  MUNICIPALITY OF RESIDENCE       OFFICE HELD          DIRECTOR      THE PAST FIVE YEARS
---------------------------     ---------------    ---------------   ----------------------------------------------
Paul J. Weevers                 Vice President,     Not applicable   Since May 2002, Vice President,  Production of
Calgary, Alberta                Production                           Vermilion;  from May 2001 to May 2002, Manager
                                                                     South  Production  at Apache  Canada Ltd.  and
                                                                     from  January  2001  to  May  2001   Reservoir
                                                                     Engineer   for  Apache   Canada   Ltd.;   Vice
                                                                     President,  Production  for Cabre  Exploration
                                                                     Ltd.  from  February  2000  to  January  2001;
                                                                     Independent    Engineering   Consultant   from
                                                                     December   1998   to   February   2000;   Vice
                                                                     President,   Production  at  Pioneer   Natural
                                                                     Resources  Canada Ltd.  from  December 1997 to
                                                                     December 1998.

Martin E. Robert                Vice President      Not applicable   Since    February    2003    Vice    President
Calgary, Alberta                Engineering &                        Engineering and  International  Operations and
                                International                        President  Directeur General of Vermilion REP
                                Operations;                          S.A.;  Directeur  General  of  Vermilion  REP
                                President                            S.A.  from July 1997 to January  2003;  Senior
                                Directeur                            Engineer,  Acquisitions  at NAL Resources Ltd.
                                General of                           from 1994 to 1997.
                                Vermilion REP
                                S.A.

Daniel Goulet                   Directeur           Not applicable   Since  February  2003  Directeur   General  of
Biscarosse, France              General of                           Vermilion    REP   S.A.;    Production    and
                                Vermilion REP                        Engineering  Manager  of  Vermilion  REP S.A.
                                S.A.;                                from August 2000 to January  2003;  In-Country
                                                                     Operations  Manager for PanAfrican Energy from
                                                                     1997 to 2000.

Charles W. Berard               Corporate           Not applicable   Partner at Macleod  Dixon  LLP,  Barristers  &
Calgary, Alberta                Secretary                            Solicitors.

NOTES:
(1)      Audit Committee
(2)      Health, Safety and Environment Committee
(3)      Governance and Human Resources Committee
(4)      Independent Reserves Committee
(5)      Lead Director

The following is a brief description of the directors and officers of Vermilion.

LORENZO DONADEO, PRESIDENT & CHIEF EXECUTIVE OFFICER

Mr. Donadeo brings over 20 years of industry experience to Vermilion. He has an extensive background in acquisitions, production and field operations, property exploitation and gas marketing. He was employed as District Exploitation Engineer and Manager, Natural Gas Marketing with Encor Energy from 1989 to 1991. Prior to his involvement in Vermilion, he was co-founder of Vista Nuova Energy Inc. Mr. Donadeo co-founded Vermilion with Mr. Boyce and Mr. Ghersinich. Mr. Donadeo holds an honours degree in mechanical engineering from the University of Alberta.

CLAUDIO A. GHERSINICH, EXECUTIVE VICE PRESIDENT, BUSINESS DEVELOPMENT

Mr. Ghersinich brings over 22 years of industry experience to Vermilion. Since 1995, he has been involved in development of Vermilion Resources Ltd. from a start up to its current size. He has been responsible for business development activities of the Company along with overseeing the administrative and human resource functions at Vermilion. Mr. Ghersinich co-founded Vermilion with Mr. Boyce and Mr. Donadeo. Prior to his involvement in Vermilion he was co-founder of Vista Nuova Energy Inc. He was also a founder of Olympia Energy Ventures Ltd. Mr. Ghersinich holds a civil engineering degree from the University of Manitoba.

JEFFREY S. BOYCE, DIRECTOR

Mr. Boyce is the former President, Chief Executive Officer and co-founder of Vermilion, as well as co-founder of Aventura Energy Inc. Mr. Boyce has more than 22 years experience in oil and gas, primarily in corporate planning, negotiating, and developing land and exploration strategies. This previous experience included senior positions at International Pedco Energy, Opinac Exploration, Amoco Canada and Dome Petroleum Ltd. Mr. Boyce is also a director of Collicutt Hanover Services and is the President, Chief Executive Officer and a director of Clear Energy Inc. Mr. Boyce holds an Education Diploma in Business from Durham College and holds a Professional Landman Accreditation (P. Land).

JOSEPH F. KILLI, DIRECTOR

Mr. Killi is the President of Rosebridge Capital Corp. Inc. in Calgary, Alberta. His real estate experience spans over 20 years, 17 of which were with Trizec Corporation Ltd., where he last held the position of Executive Vice President, Chief Financial Officer and Chief Operating Officer until late 1993. He has an extensive background in all aspects of finance, including tax-oriented structures and debt placements in Canada, the U.S. and the Euro-markets, valuations, acquisitions, dispositions and workouts. Mr. Killi is a chartered accountant and holds a Bachelor of Science degree in biochemistry from Loyola College and a Bachelor of Commerce degree from Concordia University.

JAMES D. MCFARLAND, DIRECTOR

Mr. McFarland is currently the Managing Director of Southern Pacific Petroleum N.L. headquartered in Brisbane. Mr. McFarland has 30 years of experience in the oil and gas industry, most recently with Southern Pacific Petroleum N.L. and Husky Oil Limited following a long career with Imperial Oil Limited and other ExxonMobil affiliates in Canada, United States, United Kingdom and Western Europe. Mr. McFarland graduated from Queen's University at Kingston, Ontario in 1970 with a Bachelor of Science degree with first class honours in chemical engineering. He obtained his Master of Science degree in petroleum engineering from the University of Alberta in 1974. In 1981, he completed the executive development program at Cornell University in Ithaca, New York.

LARRY J. MACDONALD, DIRECTOR

Mr. Macdonald is currently the Chairman and Chief Executive Officer of Pointwest Energy Inc. a private Canadian oil and gas development company. Mr. Macdonald has over 30 years of industry experience in Western Canada. Mr. Macdonald has recently chaired the Board of the Southern Alberta Institute of Technology and the United Way of Calgary, Alberta Canada and area. Mr. Macdonald is also on the board of directors of Clear Energy Inc. and Creststreet Financial Management Limited. Mr. Macdonald holds a Bachelor of Science in Geology from the University of Alberta.

CURTIS W. HICKS, VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

Mr. Hicks brings more than 19 years of industry experience, primarily in the financial area of oil and gas operations, as well as property and corporate acquisitions. VP Finance and CFO with ELAN Energy Inc. from 1983 to 1997 when ELAN was sold for more than $700 million. Chief Executive Officer of Caravan Oil & Gas Ltd. from 1998 to 2000 when Caravan was sold for $40 million. Mr. Hicks has spent the past two years as VP Finance and CFO with

NAL Resources, which managed NAL Oil & Gas Trust as one of its clients. Mr. Hicks is a Chartered Accountant and holds a Bachelor of Commerce degree (Honours) from the University of Saskatchewan.

DOUG W. REYNOLDS, VICE PRESIDENT, LAND

Mr. Reynolds brings over 23 years of industry experience as a Professional Landman to Vermilion. Mr. Reynolds has an extensive background in all areas of land management specializing in land negotiations and asset acquisitions. Mr. Reynolds land experience includes Western Canada, offshore Eastern Canada, the United States and internationally. Previous companies include Burlington Resources Canada Ltd., Exxon Mobil Canada, ELAN Energy Inc., ICG Resources Ltd. and Norcen Energy Resources Limited. In addition, he was President of a successful Land Consulting company where he negotiated land deals and provided strategic recommendations for several clients. Mr. Reynolds holds a Bachelor of Arts degree from the University of Calgary.

RAJ L. PATEL, VICE PRESIDENT, MARKETING

Mr. Patel brings to Vermilion over twenty-one years of oil and gas industry experience. He has extensive experience in natural gas marketing, crude oil and liquids marketing, price risk management, process engineering and plant operations. Prior to joining Vermilion, Mr. Patel held senior marketing positions with two large exploration and production companies. Most recently, he had an established consulting company providing oil and gas marketing services to various small and mid-cap companies where he marketed approximately 120 MMcf/d of gas and 22,000 BPD of crude oil and liquids. Mr. Patel is currently a member of APEGGA. Mr. Patel holds a Bachelor's degree in chemical engineering from M.F. University of Baroda and a masters degree in chemical engineering from the University of Calgary.

PAUL J. WEEVERS, VICE PRESIDENT, PRODUCTION

Mr. Weevers has over 20 years of industry experience with a variety of junior to senior sized producers. His background includes production engineering, field operations, reservoir engineering and evaluations. Mr. Weevers is a registered Professional Engineer in Alberta and British Columbia with a Bachelor of Science degree in Chemical Engineering. He also holds an MBA from the University of Calgary.

MARTIN E. ROBERT, VICE PRESIDENT ENGINEERING, & INTERNATIONAL OPERATIONS; PRESIDENT DIRECTEUR GENERAL OF VERMILION REP S.A.

Mr. Robert brings over 15 years of domestic and international experience in the oil and gas industry. He has extensive experience in drilling and completions, project management and field and well evaluations. He has been responsible for management of daily operations in Canada, Russia and France. For six years prior to this appointment, Mr. Robert was General Manager for Vermilion REP S.A. in France. Mr. Robert holds a Bachelor of Science degree in chemical engineering from Queen's University.

DANIEL GOULET, DIRECTEUR GENERAL OF VERMILION REP SA

In addition to a Masters degree in Chemical Engineering, Mr. Goulet brings 15 years of domestic and international experience in oil and gas in Canada, Gabon and France. He held senior positions in reservoir, production and operations engineering at PanCanadian Petroleum Limited and was in-country Operations Manager in Gabon for PanAfrican Energy. Mr. Goulet was recently promoted to General Manager following three years as Operations and Engineering Manager of Vermilion REP S.A. in France.

CHARLES W. BERARD, CORPORATE SECRETARY

Mr. Berard is a partner in the law firm Macleod Dixon LLP and practices in the corporate/commercial area. He has extensive experience in Canadian oil and gas, mining, and other commercial transactions, as well as going public, mergers and acquisitions, and debt financing. Mr. Berard's practice has a significant international component as he has been previously involved in resource transactions in many countries worldwide. In addition to being a director of Clear Energy Inc., Mr. Berard is also a director on several other TSX and TSX Venture Exchange companies and several private resource and technology companies. Mr. Berard holds a Bachelor of Engineering degree from McGill University, a Bachelor of Civil Law degree and a Bachelor of Laws degree, both from the University of Ottawa.

VERMILION SHARE CAPITAL

Vermilion is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares are authorized. The Trust is the sole holder of the issued and outstanding shares of Vermilion.

COMMON SHARES

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of Vermilion and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of Vermilion and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of Vermilion upon the liquidation, dissolution, bankruptcy or winding-up of Vermilion or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

EXCHANGEABLE SHARES

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) as set forth in the Exchangeable Share Provisions. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares and the Voting and Exchange Trust Agreement. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. Holders of Exchangeable Shares will not receive cash distributions from the Trust. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders in the manner described below. Holders of Exchangeable Shares may receive dividends from Vermilion at the discretion of the directors of Vermilion.

The initial Exchange Ratio upon the completion of the Arrangement was equal to one. On each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then-prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend divided by the then-prevailing Current Market Price of a Trust Unit.

RANKING

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of Vermilion and prior to any common shares of Vermilion and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of Vermilion.

DIVIDENDS

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of Vermilion. Vermilion anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

CERTAIN RESTRICTIONS

Vermilion will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

         (a) pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

         (b) redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

         (c) redeem or purchase any other shares of Vermilion ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

         (d) amend the articles or by-laws of Vermilion in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

LIQUIDATION OR INSOLVENCY OF VERMILION

In the event of the liquidation, dissolution or winding-up of Vermilion or any other proposed distribution of the assets of Vermilion among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from Vermilion, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement-Optional Exchange Right".

AUTOMATIC EXCHANGE RIGHT ON LIQUIDATION OF THE TRUST

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

         (a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

         (b) the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

RETRACTION OF EXCHANGEABLE SHARES BY HOLDERS AND RETRACTION CALL RIGHT

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require Vermilion to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to Vermilion or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which Vermilion or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by Vermilion, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests Vermilion to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested Vermilion to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, Vermilion will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise Vermilion within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by Vermilion. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Vermilion to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by Vermilion, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement-Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, Vermilion is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Vermilion will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Vermilion will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "Voting and Exchange Trust Agreement- Optional Exchange Right".

REDEMPTION OF EXCHANGEABLE SHARES

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, Vermilion:

         (a) will, on the tenth anniversary of the Effective Date, subject to extension of such date by the board of directors of Vermilion (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

         (b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

Vermilion will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Vermilion.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by Vermilion on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then Vermilion's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

VOTING RIGHTS

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Vermilion or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

AMENDMENT AND APPROVAL

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 5% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

ACTIONS BY THE TRUST UNDER THE SUPPORT AGREEMENT AND THE VOTING AND EXCHANGE TRUST AGREEMENT

Under the Exchangeable Share Provisions, Vermilion will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

NON-RESIDENT AND TAX-EXEMPT HOLDERS

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act.

VOTING AND EXCHANGE TRUST AGREEMENT

VOTING RIGHTS

In accordance with the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to Computershare Trust Company of Canada, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares. The Special Voting Right will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and Vermilion are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

OPTIONAL EXCHANGE RIGHT

Upon the occurrence and during the continuance of:

         (a)      an Insolvency Event; or

         (b) circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or
(iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, Vermilion, the Trust or Trust Subsidiary will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, Vermilion is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

THE TRUST SUPPORT OBLIGATION

Under the Support Agreement, the Trust will agree that:

         (a) the Trust will take all actions and do all things necessary to ensure that Vermilion is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Vermilion, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Vermilion; and

         (b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Vermilion.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust
Units:

         (a)      additional Trust Units or securities convertible into Trust
                  Units;

         (b)      rights, options or warrants for the purchase of Trust Units;
                  or

         (c) units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, or the approval of Vermilion and holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed takeover bid, or similar transaction affecting the Trust Units and supported by the Trust, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of Vermilion, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Vermilion and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

DELIVERY OF TRUST UNITS

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") dated January 16, 2003 and made between Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion under the Arrangement) and Computershare Trust Company of Canada, as trustee (the "Note Trustee"), which contains a complete statement of such attributes and characteristics. The Notes have been issued under the Note Indenture.

TERMS AND ISSUE OF NOTES

Pursuant to the Arrangement, Notes were issued to the Trust and to former holders of Common Shares and Options of Vermilion. Notes issued to such former holders were transferred by such holders to the Trust in return for Trust Units. As a result, the Trust holds all of the issued and outstanding Notes.

The Notes are be unsecured and bear interest from the date of issue at 13% per annum. Interest will be payable for each month during the term on the 15th day of the month following such month. The first interest payment will be due on March 15, 2003 for the period commencing on the Effective Date and ending on February 28, 2003.

Although pursuant to the terms of the Note Indenture Vermilion is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, Vermilion is not required to make any payment in respect of principal until December 31, 2028, subject to the terms of any secured financing and subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes.

RANKING

The Notes will be unsecured debt obligations of Vermilion and will rank PARI PASSU with all other unsecured indebtedness of Vermilion, but subordinate to all secured debt.

EVENTS OF DEFAULT

The Note Indenture will provide that any of the following shall constitute an Event of Default: (a) default in payment of the principal of the Notes when required; (b) the failure to pay all of the interest obligations on the Notes for a period of three months; (c) if Vermilion has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and Vermilion has failed to remedy such default within applicable curative periods; (d) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (e) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Vermilion specifying such default and requiring Vermilion to rectify the same; (f) Vermilion ceasing to carry on its business other than as contemplated in this Information Circular; and (g) material default by Vermilion under material agreements if property is liable to forfeiture or termination.

ROYALTY AGREEMENT

Coincident with the Arrangement becoming effective, the Partnership and the Trust entered into the Royalty Agreement pursuant to which the Partnership granted the Royalty to the Trust. As owner of the Royalty, the Trust is entitled, as of February 1, 2003, to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by the Partnership after certain costs, expenditures and deductions which include 99% of: (i) all amounts of interest and principal payable by Vermilion on account of or in respect of its credit facilities (ii) specified amounts of interest and principal payable by Vermilion on account of or in respect of its indebtedness to the Trust; (iii) the Partnership's share of operating costs and capital expenditures; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses; and (vi) acquisition costs of future oil and gas properties and related tangibles. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

From time to time upon notice from the Partnership, the Trust has an obligation (the "Deferred Purchase Price Obligation") to pay the Partnership, as additional consideration for the Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed by Vermilion to fund such costs and expenditures as may be designated by the Partnership. The Trust's obligation to pay amounts as a Deferred Purchase Price Obligation is subject to it having available funds from certain designated sources.

The Partnership is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Royalty shall burden only the working interest retained by or reserved to the Partnership. Any net proceeds from the sale of properties subject to the Royalty (to the extent allocable to petroleum and natural gas rights) shall be allocated to the Trust as to 99%. The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to the Partnership.

Under the Royalty Agreement, the Trust is obligated to reimburse the Partnership in respect of 99% of certain non-deductible crown royalties paid by the Partnership; and the Partnership shall be entitled to set off such amounts reimbursable to it against payments to the Trust on account of the Royalty.

The Royalty does not constitute an interest in land. Except upon the insolvency of the Partnership, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information with respect to each of the last five completed financial quarters of the Corporation.

($000's EXCEPT SHARE AND PER SHARE AMOUNTS)
                                             2002            2001            2000           1999            1998
                                       ---------------------------------------------------------------------------
Petroleum and natural gas sales        $   287,540      $   274,899     $   234,653    $   108,443     $    55,660
Total petroleum and natural gas
sales, net of royalties                    226,208          211,155         179,123         86,719          45,151
Net earnings                                41,322           65,743          61,449         20,008           3,438
Net earnings per share
     Basic                                    0.74             1.21            1.17           0.40            0.07
Cash flow from operations                  157,365          152,885         138,151         55,349          19,621
Cash flow from operations per share
     Basic                                    2.82             2.81            2.63           1.12            0.42
Total book value of assets                 811,711          605,779         489,703        303,343         264,713
Total long-term debt                       193,025          101,053         101,619         95,539          93,903
Shareholders' equity                   $   324,308      $   279,043     $   213,439    $   149,053     $   123,757
Shares outstanding at period end        55,866,918       55,014,302      54,489,920     51,360,293      49,188,517
Share price at period end                   $11.20           $10.00           $8.00          $4.45           $2.85

The following table sets forth selected consolidated financial information with respect to each of the last eight completed financial quarters of the Corporation.

                         SELECTED QUARTERLY INFORMATION

                                               3 MONTHS ENDED    3 MONTHS ENDED    3 MONTHS ENDED     3 MONTHS ENDED
($000's EXCEPT SHARE AND PER SHARE AMOUNTS)    MARCH 31, 2002    JUNE 30, 2002     SEPT. 30, 2002     DEC. 31, 2002
Total petroleum and natural gas sales, net         $50,855           $54,016            $56,291           $65,046
of royalties
Net earnings                                        10,406             9,369              7,741            13,806
Net earnings per share
     Basic                                            0.19              0.17               0.14              0.24
     Diluted                                          0.18              0.17               0.14              0.24
Cash flow from operations                           32,796            33,327             36,210            55,032
Cash flow from operations per share
     Basic                                            0.59              0.60               0.65              0.98
     Diluted                                          0.58              0.58               0.64              0.97


                                               3 MONTHS ENDED    3 MONTHS ENDED    3 MONTHS ENDED     3 MONTHS ENDED
($000's EXCEPT SHARE AND PER SHARE AMOUNTS)    MARCH 31, 2001    JUNE 30, 2001     SEPT. 30, 2001     DEC. 31, 2001
Total petroleum and natural gas sales, net         $63,207           $56,738            $45,292           $45,918
of royalties
Net earnings                                        23,615            22,279             11,949             7,900
Net earnings per share
     Basic                                            0.44              0.41               0.21              0.15
     Diluted                                          0.42              0.40               0.21              0.14
Cash flow from operations                           50,054            42,137             31,127            29,567
Cash flow from operations per share
     Basic                                            0.92              0.78               0.57              0.54
     Diluted                                          0.89              0.76               0.55              0.51

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Vermilion continued growing production in 2002, increasing average daily volumes 15%. A discovery in the Peace River Arch area came on stream in the fourth quarter of 2001 and production from the area averaged 3,473 boe/d for the full year of 2002. Vermilion acquired Artemis Energy Limited ("Artemis") in the first quarter of 2002, and this acquisition contributed production which averaged 1,345 boe/d for the year. On July 30, 2002, Vermilion closed the acquisition of a 40% interest in, and operatorship of, the Central Block, onshore Trinidad. This interest has since been sold to Vermilion's subsidiary Aventura Energy Inc. ("Aventura") (See below discussed). The Carapal Ridge 1 well in the Central Block, which was drilled in 2001, commenced production on December 12, 2002 with estimated current production volumes for Aventura's 65% interest at 2,500 boe/d.

Vermilion achieved record cash flow in 2002 of $157.4 million ($2.82 per share).

On January 22, 2003, Vermilion reorganized itself into Vermilion Energy Trust ("Trust") and Clear Energy Inc. ("Clear"). Vermilion's Board of Directors concluded that this realignment was in the best interests of shareholders and both shareholders and optionholders approved the reorganization at a special meeting held on January 15, 2003. The Trust maintained 94% of the mature producing assets of Vermilion while Clear, an exploration-focused producer, acquired certain natural gas weighted assets and undeveloped lands. In addition, Vermilion entered into an agreement with majority-controlled Aventura whereby Vermilion sold 100% of its shares in Vermilion (Barbados) Ltd. which held Vermilion's Trinidad assets, to Aventura in consideration of 212.1 million common shares of Aventura at a deemed price of $0.35 per share. Vermilion now owns 72.4% of Aventura.

HIGHLIGHTS

                                                     2002        2001      2000
                                                   -----------------------------
Revenues ($m)                                      287,540     274,899   234,653
Net earnings ($m)                                   41,322      65,743    61,449
     Per  share ($)                                   0.74        1.21      1.17
Cash flow ($m)                                     157,365     152,885   138,151
     Per share ($)                                    2.82        2.81      2.63
Return on shareholders' equity (%)                    13.7        26.7      33.9
WTI (US$/bbl)                                        25.83       25.94     30.19
AECO (Cdn$/GJ)                                        3.86        5.20      5.29
Realized price ($/boe)                               30.75       33.69     34.96
Controllable costs ($/boe) (1)                        5.60        4.96      4.73
Cash flow netback ($/boe)                            16.83       18.74     20.58

NOTES:
(1)  Comprised of lifting costs and G&A


Oil prices were strong for most of 2002. Early in the year, WTI was in the US $20 range, but since March, 2002 has remained in the US $25-$30 range. Gas prices were relatively soft in comparison to oil prices throughout 2002, but strengthened considerably in the fourth quarter.

PRODUCTION/SHARE

                                                     2002        2001      2000
                                                   -----------------------------
Production (boe/d)                                  25,619      22,354    18,341
Production per share (boe/d) (1)                       427         383       310

NOTES:
(1)  Per million diluted shares outstanding


PROVEN RESERVES/SHARE

                                                     2002        2001      2000
                                                   -----------------------------
Proven reserves (mboe) (1)                          98,011      80,252    88,113
Proven reserves (boe/diluted share)                   1.63        1.37      1.49

NOTES:
(1)  Includes Aventura's share of proven reserves in Trinidad.


Vermilion continued to grow its production on a per share basis, success that can be attributed to its efficient use of capital and a balanced inventory of projects with low, medium and high risk. Vermilion's growth in 2002 was financed primarily through internally generated cash flow from operations combined with additional bank indebtedness, a strategy that provided value growth for investors. Equity as a method of financing was used sparingly over the past two years.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion maintained a strong balance sheet and expanded its bank loan facilities to $270 million resulting in unutilized debt capacity of $83 million at December 31, 2002. In 2002, Vermilion maintained its ratios for debt-to-cash-flow and interest coverage at levels that will enable it to use low-cost leverage to expand its business in 2003 given the right opportunities.

                                                    2002        2001      2000
                                                 -------------------------------
Debt and working capital ($m)                     $186,769    $119,681  $106,045
Bank facility ($m) (1)                            $270,000    $250,000  $215,000
Unutilized bank facility ($m)                      $83,231    $130,319  $108,955

Debt-to-cash flow ratio (2)                           1.19        0.78      0.77
Debt-to-equity ratio                                  0.58        0.43      0.50
                                                 -------------------------------

NOTES:

(1) Re-negotiated to $260 million in January 2003 in connection with the reorganization into the Trust.
(2)  Includes working capital


Vermilion's on-going need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets. Short term capital will also be used from time to time to fund cash distributions and to maintain consistent monthly cash distributions to Unitholders of the Trust. However, the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Vermilion, namely, debt, equity, internally generated cash and farmout arrangements.

Early in 2003, Vermilion negotiated the terms of an amended credit facility with its banking syndicate to provide a $260 Million credit facility. The facility structure is comprised of a one-year revolving period with a one-year term to follow with a final settlement payment required at the end of the second year. There are no stated repayment terms with this facility and no principal repayments required. Vermilion may use the available portion of the bank line for both short-term and long-term capital requirements. The credit facility is to be reviewed at least annually. Vermilion anticipates that it may prudently use increased amounts of debt as the cash flow stream of its assets supports the debt capacity. Vermilion will manage debt levels with strict debt to cash flow guidelines.

In respect of equity financing, there is an active market for the financing of Canadian resource trusts. Accordingly, it is expected that any acquisition of producing properties will be financed through the issuance of additional Trust Units combined with additional bank indebtedness.

Crude oil and natural gas prices may change significantly due to factors not controllable by Vermilion. The table below provides a summary of estimated sensitivities to price fluctuations for pro forma production levels and expenses for the year ended December 31, 2002.

                                                          CASH AVAILABLE FOR
                                                          DISTRIBUTIONS PER
                                                               UNIT AND          CASH AVAILABLE
                                                         EXCHANGEABLE SHARES   FOR DISTRIBUTIONS
                                                         -------------------   -----------------
Change in crude oil price by Cdn. $1.00 per Bbl                 $0.02              $1,000,000
Change in natural gas price by Cdn. $0.10 per Mcf               $0.01                $800,000

All of Vermilion 's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Vermilion has no control over government intervention or taxation levels in the oil and gas industry.

Vermilion has established a reclamation fund to fund the payment of environmental and final site restoration costs for its assets. The reclamation fund will be funded by Vermilion and owned by the Trust. Annual contributions, less current year site reclamation and abandonment costs, are such that currently estimated future environmental and reclamation obligations associated with the properties will be funded after 20 years. The contribution rate has been estimated at $0.20 per BOE of proven reserves.

Vermilion intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Vermilion believes it is in substantial compliance, in all material respects, with current environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

Vermilion will use financial instruments to reduce corporate risk in certain situations under the guidelines of a well defined risk management policy. The policy defines specific areas of risk including, but not limited to, commodity exposure, interest rate changes, environmental risk, insurance coverage and reservoir risk. Vermilion's strategy for crude oil production is to hedge existing production at the discretion of management, to help guarantee a return, to protect a minimum cash distribution, and to facilitate financings when concluding a business transaction.

PRODUCTION

In 2002, Vermilion continued to record quarterly increases in production, both from drilling success, and acquisitions which more than offset production declines.

2002 QUARTERLY PRODUCTION SUMMARY (BOE/D)

                                                THREE MONTHS      THREE MONTHS      THREE MONTHS      THREE MONTHS
                                              ENDED MARCH 31,    ENDED JUNE 30,   ENDED SEPTEMBER    ENDED DECEMBER
                                                    2002              2002            30, 2002          31, 2002
                                              -----------------------------------------------------------------------
CANADA
Crude oil & NGLs                                     7,481             7,484             7,741             7,968
Natural gas                                         11,213            12,223            11,434            11,494
                                              -----------------------------------------------------------------------
                                                    18,694            19,707            19,175            19,462
                                              -----------------------------------------------------------------------
FRANCE
Crude oil                                            6,096             5,817             6,022             6,271
Natural gas                                            142               198               292               252
                                              -----------------------------------------------------------------------
                                                     6,238             6,015             6,314             6,523
                                              -----------------------------------------------------------------------
TRINIDAD
NGLs                                                     -                 -                 -                37
Natural gas                                              -                 -                 -               295
                                              -----------------------------------------------------------------------
                                                         -                 -                 -               332
                                              -----------------------------------------------------------------------
Total Combined                                      24,932            25,722            25,489            26,317
                                              =======================================================================

2001 QUARTERLY PRODUCTION SUMMARY (BOE/D)

                                                THREE MONTHS      THREE MONTHS      THREE MONTHS      THREE MONTHS
                                              ENDED MARCH 31,    ENDED JUNE 30,   ENDED SEPTEMBER    ENDED DECEMBER
                                                    2001              2001            30, 2001          31, 2001
                                              -----------------------------------------------------------------------
CANADA
Crude oil & NGLs                                     7,017             7,011             7,312             7,278
Natural gas                                          8,623             8,392             8,913             9,665
                                              -----------------------------------------------------------------------
                                                    15,640            15,403            16,225            16,943
                                              -----------------------------------------------------------------------
FRANCE
Crude oil                                            5,835             6,286             6,228             6,290
Natural gas                                            167               135               127               118
                                              -----------------------------------------------------------------------
                                                     6,002             6,421             6,355             6,408
                                              -----------------------------------------------------------------------
                                                    21,642            21,824            22,580            23,351
                                              =======================================================================

Vermilion achieved a 15% increase in production, averaging 25,619 boe/d in 2002 compared with 22,354 boe/d in 2001. In Canada, production grew 20% as a result of Vermilion's successful exploration program in the Peace River

Arch and the production acquired in the Artemis acquisition. In France, Vermilion's drilling focus on the Paris Basin was rewarded with further production gains.

                                      2002                                     2001                        2000
                     -----------------------------------------------------------------------------------------------
                         OIL&NGLS         GAS        AVERAGE       OIL&NGLs        GAS        AVERAGE       AVERAGE
                     -----------------------------------------------------------------------------------------------
                          (bbls/d)     (mmcf/d)       (boe/d)      (bbls/d)     (mmcf/d)       (boe/d)       (boe/d)
                     -----------------------------------------------------------------------------------------------
CANADA
NORTHERN DISTRICT
Peace River Arch              701        16.63         3,473            47         2.53           469             -
Utikuma                     3,822         0.95         3,980         4,137         0.70         4,254         3,446
Mastin Lake                     -         7.67         1,278            10        10.17         1,705           556
                     -----------------------------------------------------------------------------------------------
Total                       4,523        25.25         8,731         4,194        13.40         6,428         4,002
                     -----------------------------------------------------------------------------------------------
SOUTHERN DISTRICT
Chip Lake                   2,701        31.98         8,031         2,638        32.81         8,106         7,015
Southern Foothills            305         5.10         1,155           322         7.20         1,522         1,729
Central Alberta               140         7.23         1,345             -            -             -             -
                     -----------------------------------------------------------------------------------------------
Total                       3,146        44.31        10,531         2,960        40.01         9,628         8,744
                     -----------------------------------------------------------------------------------------------
Total Canada                7,669        69.56        19,262         7,154        53.41        16,056        12,746
                     -----------------------------------------------------------------------------------------------
FRANCE
Aquitaine Basin             3,354            -         3,354         3,589            -         3,589         3,672
Paris Basin                 2,446            -         2,446         2,295            -         2,295         1,442
Other                         253         1.32           473           278         0.82           414           481
                     -----------------------------------------------------------------------------------------------
Total France                6,053         1.32         6,273         6,162         0.82         6,298         5,595
                     -----------------------------------------------------------------------------------------------
TRINIDAD
Total Trinidad                  9         0.45            84             -            -             -             -
                     -----------------------------------------------------------------------------------------------
Total Combined             13,731        71.33        25,619        13,316        54.23        22,354        18,341
                     -----------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

Vermilion's capital program in 2002 included the acquisition of Artemis as well as a 40% participating interest in, and operatorship of, the onshore Central Block permit in Trinidad. The acquisition of Artemis for $31 million added a new operated core gas property which averaged 1,345 boe/d for the year. The interest in the permit in Trinidad, purchased for $66 million, which subsequent to year end was sold to Vermilion's subsidiary, Aventura, included two gas discoveries with total proved reserves of 25.6 mmboe.

In Canada, Vermilion continued to expand in the Chip Lake area, drilling 28 wells, in a continuing effort to diversify away from the traditional Rock Creek targets and work towards establishing a significant inventory of shallower prospects for the Cardium, Belly River and potentially Edmonton Sand horizons. Vermilion was active in the Central Alberta area (previously Mikwan) during the last half of the year drilling 13 wells with a 92% success rate.

Vermilion drilled two wells in France and undertook extensive workovers as well on several Dogger wells drilled in late 2001 which added 600 boe/d of sustainable production. Vermilion also succesfully re-completed Malnoue 109, a well damaged when originally drilled, resulting in incremental production. Evaluation of 190 kilometres of 2D seismic at Champotran in the Paris Basin has led to nine new drilling locations.

CAPITAL EXPENDITURES ($000's)

                                                                      2002              2001              2000
                                                                ------------------------------------------------
Land                                                              $   9,914         $  19,626         $   6,340
Seismic                                                               5,947             9,239             3,694
Drilling & completion                                                61,849            86,706            60,106
Production equipment & facilities                                    16,443            28,305            16,508
Workovers                                                            11,829            11,091             6,008
Capitalized exploration administration                                3,248             2,469             1,861
                                                                ------------------------------------------------
                                                                    109,230           157,436            94,517
Drilling & development expenditures                                  23,433             2,194            36,779
Property acquisitions                                                97,334                 -            32,725
Corporate acquisitions                                                4,082             3,259             1,517
                                                                ------------------------------------------------
Other                                                              $234,079          $162,889          $165,538
                                                                ------------------------------------------------

FUNDING OF CAPITAL PROGRAM                                             2002              2001              2000
                                                                ------------------------------------------------
Cash flow                                                          $157,365          $152,885          $138,151
Debt, working capital & other                                        72,771            10,143             8,608
Equity                                                                3,943             (139)            18,779
                                                                ------------------------------------------------
                                                                   $234,079          $162,889          $165,538
                                                                ------------------------------------------------

Vermilion's drilling and property acquisitions as well as the Artemis acquisition were funded primarily by cash flow from operations. Vermilion added to its debt with the acquisition of Trinidad, and exited the year at $187 million of total debt plus working capital.

CASH FLOW NETBACKS

Cash flow reached a record high of $157.4 million in 2002, up 3% from $152.9 million in 2001. The increase in cash flow resulted mainly from a 15% increase in production. This was offset by a decline in the average wellhead price realized. This was primarily due to a 26% decline in average AECO natural gas prices. WTI was down only slightly from prior years and Brent prices actually increased slightly from 2001.

CASH FLOW                                                   2002
($/boe)                                 -----------------------------------------
                                        THREE     THREE       THREE        THREE
                                        MONTHS    MONTHS      MONTHS       MONTHS
                                        ENDED     ENDED        ENDED        ENDED
                                        MARCH      JUNE      SEPTEMBER    DECEMBER      YEAR ENDED DECEMBER 31
                                          31        30          30           31         2002       2001      2000
                                        --------------------------------------------------------------------------
Oil & gas revenues                       27.68     29.80     31.07        35.51         31.15     34.01     37.51
Oil hedging gains (losses)                1.11     (0.13)    (1.17)       (1.08)        (0.40)    (0.32)    (2.55)
Royalties (net of ARTC)                  (6.13)    (6.59)    (5.90)       (7.56)        (6.56)    (7.81)    (8.27)
Production expenses                      (3.97)    (4.69)    (4.39)       (5.29)        (4.60)    (4.07)    (3.75)
                                        --------------------------------------------------------------------------
Operating netback                        18.69     18.39     19.61        21.58         19.59     21.81     22.94
General & administrative                 (1.05)    (1.15)    (0.99)       (0.84)        (1.00)    (0.89)    (0.99)
Interest                                 (0.44)    (0.48)    (0.77)       (0.68)        (0.60)    (0.67)    (1.25)
Current & capital taxes                  (2.54)    (2.54)    (2.45)        2.64         (1.17)    (1.51)    (0.43)
Marketing, foreign exchange & other      (0.04)     0.02      0.03         0.03          0.01      0.00      0.31
                                        --------------------------------------------------------------------------
Cash flow/boe                            14.62     14.24     15.43        22.73         16.83     18.74     20.58
                                        --------------------------------------------------------------------------

CRUDE OIL MARKETING

Essentially all of Vermilion's crude production is of a premium, light and sweet quality. The average density of Vermilion's Canadian oil production is approximately 420 API, and the oil produced in France is 330 API. Demand for premium-quality low-sulfur oil is particularly strong in North America and abroad, driven by product specifications that are increasingly stringent. As a result, Vermilion realizes significantly higher netbacks than many Canadian producers whose crude oil mix is typically more sour and heavier. In 2002, Vermilion received an average wellhead price, before hedging, of US$25.19/bbl compared to the WTI benchmark average of US$25.83/bbl. In France, average realized oil prices US$22.39/bbl compared to the Dated Brent price of US$24.98/bbl.

Vermilion markets the majority of its Canadian production at the lease level on varying-term contracts that capture premiums over spot prices. By selling oil at the lease level, Vermilion's costs of carrying inventory and delivering oil to downstream markets are minimized. Looking ahead, Vermilion plans to significantly increase sales to Canadian refiners in Western Canada and Ontario, as well as to U.S. refiners in the Mid-West, Rockies and Pacific Northwest. This strategy will enable Vermilion to maximize revenues as production grows. In France, Vermilion sells oil production is sold from properties it operates to a European refiner on a one-year term contract. The price received for this oil is based on Dated Brent less a marketing differential. Oil production from partner-operated properties in France, which is only 253 bbls/d, is sold to the operator on a long-term contract.

Contracts for sales of NGLs are one-year terms based on spot-price postings less negotiated differentials. Going forward, Vermilion may sell NGLs with its natural gas, or separate it out, depending on economics and Vermilion's operational flexibility.

NATURAL GAS MARKETING

Canadian natural gas prices declined in 2002, but remained relatively strong with Vermilion realizing an average price of $4.30/mcf. Natural gas production in 2002 increased 32% to 71 mmcf/d.

Since 1998, there have been three major capacity additions to export pipelines connecting the Western Canadian Basin to the North American Market. With export pipeline capacity exceeding available supply, Alberta spot prices in 2002 were very strong compared with those realized in export markets. This relative strength in domestic gas prices is expected to continue for several years. In 2002 and over the next several years, Vermilion expects to sell approximately 90% of its natural gas production on Alberta short-term indices and only a small percentage under fixed-price contracts. Vermilion will continue to sell the 10% balance to three aggregators. As a result, Vermilion is very well positioned to capitalize on the projected continuation of strong domestic prices for natural gas. Vermilion continues to effectively manage its receipt transportation costs by closely matching supply to capacity and holding no export pipeline capacity, other than through the aggregator contracts.

Vermilion will maintain a flexible sales program to take advantage of future opportunities to diversify its market and pricing mix. This may include, but will not be limited to, exposure to the markets in California, the U.S. Mid-West, the northeastern U.S. and various power markets--without committing to export pipeline capacity.

REVENUE

Revenues increased 5% to $287.5 million from $274.9 million in 2001 due to a 15% increase in production, offset by an 8% reduction in realized commodity prices. While 2002 commodity prices were excellent, they were down from the prices realized in 2001. Oil prices stayed fairly consistent to prices realized in 2001. The WTI price average was down less than 1% to US$25.83/bbl from US$25.94/bbl in 2001. Brent was up slightly to US$24.98/bbl from US$24.44/bbl in 2001. Natural gas prices on the other hand were down sharply in approximately 2002 to AECO Cdn$3.86/GJ from AECO Cdn$5.20/GJ in 2001. In 2002, Vermilion hedged an average of 5,600 bbls/d at an average price of US$25.00/bbl. This reflects Vermilion's philosophy of hedging a component of its production over a time frame of two to three years as insurance to protect its base capital budget for development and maintenance. In 2002, hedging reduced Vermilion's realized prices for crude oil and NGLs by $0.40/boe.

Vermilion has applied the same philosophy for 2003, hedging 5,550 bbls/d of production at an average price of US$24.74/bbl. The prices and volumes hedged are very similar to Vermilion's 2002 program.

AVERAGE REALIZED PRICE (1)

                                                 2002         2001        2000
  ------------------------------------------------------------------------------
  CANADA
  Crude oil ($/bbl)                             $ 39.55      $ 39.02     $ 44.23
  NGLs ($/bbl)                                  $ 29.61      $ 34.58     $ 33.05
  Natural Gas ($/mcf)                           $  4.30      $  5.34     $  5.58
  ------------------------------------------------------------------------------
  FRANCE
  Crude oil ($/bbl)                             $ 35.16      $ 32.32     $ 38.52
  Natural Gas ($/mcf)                           $  4.24      $  5.23     $  4.40
  ------------------------------------------------------------------------------
  COMBINED
  Crude oil ($/bbl)                             $ 37.19      $ 35.45     $ 41.11
  NGLs ($/bbl)                                  $ 29.61      $ 34.58     $ 33.05
  Natural gas ($/mcf)                           $  4.29      $  5.34     $  5.55
  ------------------------------------------------------------------------------

NOTES:
(1)      Excludes hedging costs


ROYALTIES

Total royalties, net of ARTC, decreased approximately $2.4 million to $61.3 million in 2002 from $63.7 million in 2001. The decrease in 2002 is attributable to overall lower commodity prices in Canada. In Canada, royalties calculated as a percentage of revenue were lower because of reduced commodity prices in 2002 compared with 2001. Royalties were $6.56/boe in 2002 compared with $7.81/boe in 2001.

In France, a flat production tax (RCDM) in the range of $3.00/bbl is the largest component of Vermilion's royalty payment. As commodity prices increase (Brent was the lone commodity price to increase over 2001), the effective royalty rate decreases. This explains the slight decrease in rates (as a percentage of revenue) as the Brent price increased in 2002 compared with 2001. Additional benefits are achieved under this system when a new pool is discovered, and the RCDM rate drops to approximately $1.50/bbl.

                                                 2002         2001        2000
                                              ----------------------------------
CANADA
Oil & NGLs royalties, net of ARTC ($m)         $ 23,810     $ 24,749    $ 23,319
Percent of oil & NGLs revenue (%)                  24.1         25.5        28.5
Natural gas royalties, net of ARTC ($m)        $ 27,638     $ 29,730    $ 23,231
Percent of natural gas revenue (%)                 25.2         28.5        29.1
FRANCE
Oil royalties ($m)                             $  9,773     $  9,198    $  8,900
Percent of oil revenue (%)                         12.5         12.8        12.4
Natural gas royalties ($m)                          110     $     67    $     80
Percent of natural gas revenue (%)                  5.4          4.3         5.2
                                              ----------------------------------

LIFTING COSTS

Workovers in the fourth quarter and increased processing costs in the Peace River Arch area for a full year contributed to an increase in lifting costs in 2002 compared with the previous year. Lifting costs on a consolidated basis were $4.60/boe in 2002 compared with $4.07/boe in 2001. Higher expenses for electrical power in Canada and France also contributed to an increase in lifting costs.

                                          2002     2001      2000    2002/2001
                                                                      % Change
                                        --------------------------------------
CANADA
Oil & NGLs ($/bbl)                       $5.26    $4.72     $3.62       11.4
Natural gas ($/mcf)                      $0.53    $0.43     $0.34       23.3
                                        --------------------------------------
FRANCE
Oil & natural gas ($/boe)                $6.40    $5.43     $5.92       17.9
                                        --------------------------------------

DEBT AND INTEREST EXPENSE

Average debt in 2002 increased over 2001 primarily due to the Trinidad acquisition. However, a significant decrease of 1.8% in the average prime rate in 2002 (4.2% in 2002 compared to 6.0% in 2001), accounts for the relatively small increase in interest expense in 2002 to $6.3 million from $6.1 million in 2001. Continued growth in production and cash flow enabled Vermilion to expand its loan facility to $270 million in 2002.

                                               2002         2001         2000
--------------------------------------------------------------------------------
Debt at year-end ($m)                         $193,025     $101,053     $101,619
Total credit facility ($m)                    $270,000     $250,000     $215,000
Interest expense ($m)                         $  6,286     $  6,072     $  9,972
Cost of borrowing (%)                            4.3          5.4          7.1
Amortization of arrangement fees (%)             0.5          0.6          1.3
Average cost of debt (%)                         4.8          6.0          8.4
Average prime rate (%)                           4.2          6.0          7.2
--------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES

Continued growth in Vermilion's operations and number of employees is reflected in increased gross and net general and administrative (G&A) expenses. G&A costs were $1.00/boe in 2002 compared with $0.89 in 2001. Salaries and benefits, consultants and rent were the three main categories contributing to the increase. They are symptomatic of a growing company and correlate to the increase in revenues, production and capital expenditures in the year.

                                2002               2001             2000
                            ($M)    ($/BOE)    ($m)   ($/boe)    ($m)   ($/boe)
--------------------------------------------------------------------------------
Gross G & A                $18,478    $1.97  $15,288    $1.87  $12,004    $1.80
Recoveries                  (5,838)   (0.62)  (5,524)   (0.68)  (3,526)   (0.53)
--------------------------------------------------------------------------------
                            12,640     1.35    9,764     1.19    8,478     1.27
Capitalized G & A           (3,248)   (0.35)  (2,469)   (0.30)  (1,861)   (0.28)
--------------------------------------------------------------------------------
Net G & A                  $ 9,392    $1.00  $ 7,295    $0.89  $ 6,617    $0.99
--------------------------------------------------------------------------------

DEPLETION AND DEPRECIATION EXPENSE

Vermilion's depletion and depreciation expense increased 78% in 2002. Increased production and the downward reserve revision that took effect in the fourth quarter of 2001 contributed to the increase. While the reserve revision happened in 2001, it was forward looking and occurred in the fourth quarter. This revision is reflected in the full year for 2002, accounting for the large increase.

Vermilion provides for expected future costs associated with site restoration and abandonment of facilities and wells in its depletion and depreciation provision. At year-end 2002, the estimated future site restoration costs to be accrued over the life of the remaining proven reserves were $36.9 million, up from $35.7 million in 2001.

Year ended December 31                               2002       2001       2000
--------------------------------------------------------------------------------
Depletion and depreciation expense ($m)           $94,737     $53,271    $31,797
Depletion and depreciation expense ($/boe)        $ 10.13     $  6.52    $  4.74
--------------------------------------------------------------------------------

TAXES

Vermilion's 2002 tax provision of $32.1 million, comprised of current, capital and future taxes, resulted in an effective tax rate of 43.6%. This compares with a $44.7 million tax provision and a 40.5% effective corporate tax rate in 2001. The increase in rates is a result of increased foreign exchange amounts in future income taxes arising from the dramatic rise in the Euro relative to the Canadian dollar as at December 31, 2002.

Vermilion's existing tax pools and current capital program were sufficient to keep cash taxes in the year to $11.0 million. This is consistent with the $12.3 million incurred in 2001. At December 31, 2002, Vermilion had approximately $289,543,000 (2001 - $220,900,000) of tax deductions for Canadian income tax purposes; approximately $74,281,000 (2001 - $70,500,000) of tax deductions for French income tax purposes and approximately $29,013,000 of tax deductions for Trinidad income tax purposes.

RISK MANAGEMENT

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of business risks. These risks include fluctuations in commodity prices, exchange rates, interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers its risk management program as a form of insurance that protects its cash flow and rate of return. The primary objective of the risk management program--an integral part of the Vermilion's five-year business plan--is to maintain Vermilion's distributions and its internal capital development program. Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, Vermilion uses over-the-counter financial structures as well as fixed/collar structures as a part of physical natural gas sales. Vermilion has strict controls and guidelines in place and enacts transactions only with counter parties that have high credit ratings.

CURRENCY RISK

Vermilion's primary exposure to currency risk comes from a revenue stream in Canada and France that is denominated in U.S. dollars. Vermilion's exposure to fluctuations in the Euro is limited primarily to reinvestment and repatriation of funds, and forward-sale contracts can be used to mitigate these risks. The remaining cash flow from Vermilion's French operations is reinvested within France, creating a natural hedge to the working capital and cash flow stream when they are converted to Euros.

ENVIRONMENT, HEALTH AND SAFETY

Vermilion remains committed to conducting its activities in an environmentally responsible manner, protecting the health and safety of its employees and the public in every country in which it operates. It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2002, Vermilion remained committed to the principles set out by the Canadian Association of Petroleum Producers (CAPP) Environment, Health and Safety Stewardship Program. The voluntary initiative promotes continual improvement in the areas of environment, health and safety performance supplemented by progress reports to stakeholders.

Vermilion continued its commitment to protect land, water and air as policies and procedures demonstrating leadership in the area were maintained and further developed in 2002. Examples of accomplishments during 2002 included:

- reducing long term environmental liabilities through decommissioning, abandonment and reclamation of well leases and facilities;

-    monitoring of long-term liabilities through regular inspections;

-    continued reductions in flaring and greenhouse gas emissions;

-    minimizing waste products by reducing, recycling and recovering; and

- continuous risk management efforts with detailed emergency response planning;

Vermilion is a member of several organizations concerned with environment, health and safety, including the Western Canadian Air Shed and numerous area co-operatives.

In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and community.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2001, the Canadian Institute of Chartered Accounts (CICA) issued Accounting Guideline 13, "Hedging Relationships" (AcG-13). AcG-13 establishes certain conditions for when hedge accounting may be applied. The guideline is effective for fiscal years beginning on or after July 1, 2003. Adoption of AcG-13 is not expected to have a material impact on our financial position or results of operations.

In September 2002, the CIBC approved Section 3063, "Impairment of Long-Lived Assets" (s.3063). S.3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and applies to long-lived assets held for use. An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The new
Section is effective for fiscal years beginning on or after April 1, 2003. Adoption of this Section is not expected to have a material impact on our financial position or results of operations.

In December 2002, the CICA approved Section 3110, "Asset Retirement Obligations" (S.3110). S.3110 requires liability recognition for retirement obligations associated with our property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until we expect to settle the retirement obligation. S.3110 is effective for fiscal years beginning on or after January 1, 2004. The total impact on our financial statements has not yet been determined.

The following standards and revisions issued by the CICA do not impact
Vermilion:

o Amendments to S.3025 - "Impaired Loans", effective for asset foreclosures on or after May 1, 2003.

o Section 3475 - "Disposal of Long-Lived Assets and Discounted Operations", effective for disposal activities initiated by commitments to plans on or after May 1, 2003.

                              MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol VET.UN.

                                  RISK FACTORS

The following is a summary of certain risk factors relating to the business of Vermilion and the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

RESERVE ESTIMATES

The reserve and recovery information contained in the GLJ Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by GLJ.

VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust's operational results and financial condition, will be dependent on the prices received by Vermilion for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Vermilion's ability to satisfy its obligations under the Notes and on amounts, if any, payable by the Partnership to the Trust under the Royalty Agreement thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

CHANGES IN LEGISLATION

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

INVESTMENT ELIGIBILITY

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties. Vermilion will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Vermilion or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

KYOTO PROTOCOL

Canada, France and Trinidad and Tobago are signatories to the United Nations Framework Convention on Climate Change and both have ratified the Kyoto Protocol established thereunder. Canada and France, as Annex B parties to the Kyoto Protocol, and France as a party to the European Union Regional Integration Organization, are required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses".

Vermilion's exploration and production facilities and other operations and activities in Canada and France will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in Canada and France.

Trinidad and Tobago is not an Annex B party to the Kyoto Protocol is therefore not required under the Kyoto Protocol to set legally binding targets to regulate greenhouse gas emissions.

DEBT SERVICE

Vermilion may, from time to time, finance a significant portion of its operations through debt (other than the Notes). Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount received by the Trust under the Royalty Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its obligations under the Notes or the Royalty Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of Vermilion its Subsidiaries and the Trust. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Vermilion its Subsidiaries and the Trust.

DELAY IN CASH DISTRIBUTIONS

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

TAXATION OF VERMILION

Vermilion is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the Royalty Agreement. During the period that Exchangeable Shares issued by Vermilion are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. Vermilion intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Vermilion, if any, plus resource pools and UCC created by capital expenditures of Vermilion. If there are not sufficient resource pools, UCC and non-capital losses carried forward or other deductions to shelter the income of Vermilion, then cash taxes may be payable by Vermilion. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against Vermilion, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

DEPLETION OF RESERVES

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Vermilion will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections or acquisitions of additional oil and gas properties, Vermilion's initial production levels and reserves will decline.

Vermilion's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

NET ASSET VALUE

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

RETURN OF CAPITAL

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

NATURE OF TRUST UNITS

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Vermilion. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in Vermilion, the Notes, the Royalty Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the CANADA DEPOSIT INSURANCE CORPORATION ACT (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

UNITHOLDERS LIMITED LIABILITY

The Trust Indenture provides that no Unitholders will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

                             ADDITIONAL INFORMATION

The Trust will provide to any person, upon request to the Corporate Secretary of Vermilion, on behalf of the Trust:

1. when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities:

         (a) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

         (b) one copy of the financial statements of Vermilion for the completed financial year ended December 31, 2002, together with the accompanying report of the auditors thereon, as well as one copy of any interim financial statements of the Trust subsequent to December 31, 2002;

         (c) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required under paragraphs
                  (a), (b), or (c) above; or

2. at any time, one copy of any of the document referred to in paragraphs 1(a), (b), and (c) above, provided that the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

Additional information related to the remuneration and indebtedness of the directors and officers of Vermilion, and the principal holders of Trust Units, rights to purchase Trust Units and interests of insiders in material transactions, where applicable, will be contained in the management information circular in respect of the next annual meeting of Unitholders of the Trust. Additional financial information is provided in the audited financial statements of the Trust for the year ended December 31, 2002.

Additional copies of this Annual Information Form may be obtained from Vermilion. Please contact:

         Vermilion Energy Trust
         c/o Vermilion Resources Ltd.
         2800, 400-4th Avenue S.W.
         Calgary, Alberta  T2P 0J4

         Telephone:        (403) 269-4884
         Fax:              (403) 264-6306
         Toll Free:        1-866-895-8101

                                   SCHEDULE A






CONSOLIDATED FINANCIAL STATEMENTS OF

VERMILION RESOURCES LTD.

DECEMBER 31, 2002 AND 2001

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary  AB  Canada  T2P 0S7

Telephone:    +1-403-267-1700
Facsimile:    +1-403-264-2871




AUDITORS' REPORT

To the Shareholders of
VERMILION RESOURCES LTD.:

We have audited the consolidated balance sheets of VERMILION RESOURCES LTD. as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.





Calgary, Alberta                                 (signed) DELOITTE & TOUCHE LLP
March 7, 2003                                             Chartered Accountants

VERMILION RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(THOUSANDS OF DOLLARS)

--------------------------------------------------------------------------------
                                                              2002        2001
                                                                $           $
                                                             -------     -------
ASSETS
CURRENT
   Cash and cash equivalents                                  32,562       6,716
   Accounts receivable                                        56,582      43,457
   Crude oil inventory                                         3,207       2,593
   Prepaid expenses and other                                  4,699       5,296
                                                             -------     -------
                                                              97,050      58,062

Deferred reorganization costs (Note 13)                        2,324          --
Deferred financing costs                                         435       1,012
Capital assets (Note 3)                                      711,902     546,705
                                                             -------     -------
                                                             811,711     605,779
                                                             =======     =======

LIABILITIES
CURRENT
   Accounts payable and accrued liabilities                   79,817      69,206
   Income and capital taxes payable                           10,977       7,484
                                                             -------     -------
                                                              90,794      76,690

Long-term debt (Note 4)                                      193,025     101,053
Provision for future site restoration (Note 3)                11,169       7,965
Future income taxes (Note 5)                                 171,094     129,698
                                                             -------     -------
                                                             466,082     315,406
                                                             -------     -------

NON-CONTROLLING INTEREST (Note 2(a))                          21,321      11,330
                                                             -------     -------

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY
   Share capital (Note 6)                                    140,557     136,146
   Retained earnings                                         183,751     142,897
                                                             -------     -------
                                                             324,308     279,043
                                                             -------     -------
                                                             811,711     605,779
                                                             =======     =======


APPROVED BY THE BOARD
(signed) Joseph F. Killi, Director
(signed) Lorenzo Donadeo, Director

VERMILION RESOURCES LTD.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------
                                                           2002          2001
                                                             $            $
                                                         --------      --------
REVENUE
   Petroleum and natural gas revenue                      287,540       274,899
   Royalties, net of ARTC                                  61,332        63,744
                                                         --------      --------
                                                          226,208       211,155
                                                         --------      --------

EXPENSES
   Production                                              42,976        33,213
   Interest                                                 6,286         6,072
   General and administration                               9,392         7,295
   Foreign exchange                                          (741)          961
   Depletion and depreciation                              94,737        53,271
                                                         --------      --------
                                                          152,650       100,812
                                                         --------      --------
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS               73,558       110,343
                                                         --------      --------

INCOME TAXES (Note 5)
   Future                                                  21,121        32,327
   Current                                                 10,126        11,810
   Capital                                                    851           513
                                                         --------      --------
                                                           32,098        44,650
                                                         --------      --------
OTHER ITEMS
   Non-controlling interest (Note 2(a))                       138            --
   Equity in income of affiliate (Note 2(a))                   --           (50)
                                                         --------      --------
                                                              138           (50)
                                                         --------      --------
NET EARNINGS                                               41,322        65,743

RETAINED EARNINGS, BEGINNING OF YEAR                      142,897        80,474

EXCESS OF CONSIDERATION PAID OVER STATED
   VALUE OF SHARES PURCHASED (Note 6)                        (468)       (3,320)
                                                         --------      --------

RETAINED EARNINGS, END OF YEAR                            183,751       142,897
                                                         ========      ========

NET EARNINGS PER COMMON SHARE
   Basic                                                     0.74          1.21
                                                         ========      ========
   Diluted                                                   0.73          1.17
                                                         ========      ========

VERMILION RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
-------------------------------------------------------------------------------------------------
                                                                              2002         2001
                                                                               $             $
                                                                            --------    --------
CASH PROVIDED BY (USED IN):

OPERATING
   Net earnings                                                               41,322      65,743
   Items not affecting cash:
     Depletion and depreciation                                               94,737      53,271
     Unrealized foreign exchange (gain) loss                                    (666)        933
     Amortized deferred financing charges                                        713         661
     Non-controlling interest                                                    138          --
     Equity in income of affiliate                                                --         (50)
     Future income taxes                                                      21,121      32,327
                                                                            --------    --------
   Funds generated from operations                                           157,365     152,885
   Site restoration costs incurred                                              (990)       (472)
   Changes in non-cash working capital (Note 10)                             (11,730)      3,501
                                                                            --------    --------
                                                                             144,645     155,914
                                                                            --------    --------
INVESTING
   Drilling and development of petroleum and
     natural gas properties                                                 (113,311)   (160,695)
   Acquisition of capital assets                                             (23,433)     (2,194)
   Cash acquired on corporate acquisition (Note 2(a))                             --       3,031
   Corporate acquisitions (Notes 2(b) and (c))
     Artemis                                                                 (21,915)         --
     Trinidad                                                                (65,686)         --
   Acquisition of investment (Note 2(a))                                          --      (3,520)
                                                                            --------    --------
                                                                            (224,345)   (163,378)
                                                                            --------    --------
FINANCING
   Issue of common shares for cash, net of share issue costs                   4,660       4,864
   Cash acquired on shares issued by subsidiary, net of share issue costs      8,467          --
   Repurchase of common shares for cash (Note 6)                                (717)     (5,003)
   Increase (decrease) in long-term debt                                      91,972        (566)
   Increase in deferred financing charges                                       (136)       (417)
                                                                            --------    --------
                                                                             104,246      (1,122)
                                                                            --------    --------
Foreign exchange gain (loss) on cash held in a foreign currency                1,300        (559)
                                                                            --------    --------

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                                          25,846      (9,145)

CASH AND CASH EQUIVALENTS,
                                                                            --------    --------
    BEGINNING OF YEAR                                                          6,716      15,861
                                                                            --------    --------

CASH AND CASH EQUIVALENTS,
                                                                            ========    ========
   END OF YEAR                                                                32,562       6,716
                                                                            ========    ========


SUPPLEMENTARY INFORMATION - CASH PAYMENTS
   Interest paid                                                               5,647       4,974
                                                                            ========    ========
   Income taxes paid (received)                                                7,527        (667)
                                                                            ========    ========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(TABULAR AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.       SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries, all of which are wholly-owned, except for Aventura Energy Inc. (Note 2(a)). Inter-company transactions eliminate upon consolidation.

         PETROLEUM AND NATURAL GAS OPERATIONS

         The Company uses the full-cost method of accounting for petroleum and natural gas operations and accordingly, capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a greater than 20% change in the rate of depletion and depreciation.

         The carrying value of the Company's petroleum and natural gas properties is limited to the recoverable amount as determined by estimating the present value of future net revenues from proven properties based on current prices and costs and the value of unproven properties at the lower of cost and net realizable value less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

         Substantially all of the exploration, development and production activities of the Company are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

         The Company estimates its future site restoration and abandonment costs for its oil and gas properties on a country-by-country basis. The costs represent management's best estimate of the future site restoration and abandonment costs based upon current legislation and industry practices. Total estimated costs are being provided for on a unit-of-production basis. The annual provision included in amortization expense and actual future site restoration and abandonment costs are charged to the account as incurred.

         Amortization of these costs is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proven reserves, before royalties, as determined by independent engineers. The cost of significant unevaluated properties is excluded from the depletion and depreciation base. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content.

         The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include monies on deposit and short-term investments accounted for at cost that have a maturity date of not more than 90 days.

         FURNITURE AND EQUIPMENT

         Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

         CRUDE OIL INVENTORIES

         Inventories of crude oil, consisting of production awaiting shipment at the Ambes Shipping Terminal in France, are valued at lower of cost or net realizable value, whereas, for prior periods such inventories were valued at current estimated selling price net of related expenses. This change resulted in no significant changes to prior periods' results.

         STOCK-BASED COMPENSATION PLAN

         The Company has a stock-based compensation plan, which is described in
         Note 6. No compensation expense is recognized for these plans when stock options are issued to employees at prevailing market prices. Any consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital. For options issued after January 1, 2002, the fair values are determined and the impact on earnings is disclosed as pro forma information in Note 7.

         DEFERRED FINANCING COSTS

         Deferred financing costs associated with obtaining the long-term debt facility are amortized on a straight-line basis over the life of the debt obligation.

         REVENUE RECOGNITION

         Revenue associated with the sale of crude oil, natural gas and liquids are recorded when title passes to the customer.

         FINANCIAL INSTRUMENTS

         The Company uses financial instruments to hedge its exposure to fluctuations in oil, natural gas and electricity prices, foreign exchange rates and interest rates.

         The Company formally documents its risk management objectives and strategies, including the permitted use of derivative financial instruments. The Company utilizes derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for trading purposes. Costs and gains on derivative contracts are recognized in earnings in the same period that the transactions are settled. The fair values of derivative instruments are not recorded in the balance sheet.

         PER SHARE AMOUNTS

         Basic earnings per share and basic funds from operations per share are computed by dividing earnings and funds from operations by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if options or warrants to purchase common shares were exercised. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that the proceeds received from the "in the money" stock options are used to repurchase common shares at the average market price during the period.

         FOREIGN CURRENCY TRANSLATION

         Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis

         o Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.

         o Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates.

         o Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

         Any resulting foreign exchange gains and losses are included in earnings.

         FUTURE INCOME TAXES

         Income taxes are accounted for under the liability method of tax allocation, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes. Future income taxes are calculated using tax rates anticipated to apply in periods that temporary differences are expected to reverse.

2.       BUSINESS ACQUISITIONS AND INVESTMENT

         a) Effective May 22, 2001, the Company increased its ownership in Aventura Energy Inc. ("Aventura") by acquiring 19,555,556 special warrants ("Special Warrants") at a price of $0.18 per warrant for total consideration of $3,520,000 through participation in a private placement of Special Warrants. These Special Warrants entitle the holder to one Aventura common share and one common share purchase warrant ("Purchase Warrant"). The Purchase Warrants entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from closing. In addition, Aventura issued 2,100,000 finance warrants ("Finance Warrants") to the Company, which entitle the holder to acquire, at no additional cost, one finance option ("Finance Option"). Each Finance Option entitles the holder to acquire one common share and one warrant at a price of $0.18. Each warrant issued on exercise of the Finance Option will entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from the date of closing.

              On December 31, 2001, four officers of the Company, who own shares of Aventura, signed proxies which allow the Company to attend and vote on the officers' behalf at all meetings of the shareholders of Aventura, which gave the Company effective control of Aventura. Prior to December 31, 2001, the investment was recorded at original cost and adjusted for the Company's proportionate share of Aventura's net earnings or losses and dividends received since the date of acquisition. Effective December 31, 2001, the Company accounted for the investment by consolidating the operations of Aventura with their own using the purchase method of accounting as follows:
                                                                    ---------
                                                                         $
                                                                    ---------
              Allocation of purchase price:
                Capital assets                                         19,304
                Cash                                                    3,031
                Other current assets                                      905
                Current liabilities                                    (2,109)
                Future income taxes                                      (506)
                Site restoration                                          (50)
                                                                    ---------
                                                                       20,575

              Equity investment                                        (9,245)
              Non-controlling interest                                (11,330)
              Cash consideration                                           --
                                                                    =========

              Effective May 22, 2002, the Company exercised all of its warrants and options in Aventura including Purchase Warrants (19,555,556 warrants at $0.25 per warrant); Finance Options (2,100,000 options at $0.18 per option); and Finance Warrants (2,100,000 warrants at $0.25 per warrant) in exchange for 23,755,556 shares of Aventura at a cost of $5,791,889. This increased the Company's ownership position to 46.8%.

              On October 17, 2002, the Company purchased 20,000,000 shares of Aventura through a private placement at a price of $0.30 per share for an aggregate cost of $6,000,000.

              At December 31, 2002, the Company's ownership position represents 47.4% of the shares of Aventura.

              These transactions represent an indirect acquisition of a further interest in Aventura from the minority shareholders. The required adjustment to non-controlling interest has been charged to capital assets.

              Subsequent to December 31, 2002, further transactions were completed with Aventura, which among other things resulted in an increase in the Company's ownership position of Aventura to 72.4% (see Note 13).

         b) On February 13, 2002, the Company signed a letter agreement to purchase all of the outstanding shares of Artemis Energy Limited ("Artemis"), a private Canadian oil and gas company for total cash consideration of $21,915,000. The agreement closed on March 21, 2002 at which time Artemis became a wholly-owned subsidiary of the Company. The acquisition of Artemis was accounted for using the purchase method of accounting, effective from March 21, 2002, as follows:

                                                                    ---------
                                                                         $
                                                                    ---------
              Allocation of purchase price:
                Capital assets                                         42,865
                Current assets                                          2,039
                Current liabilities                                    (6,511)
                Future income taxes                                   (11,195)
                Long-term debt                                         (4,600)
                Site restoration                                         (683)
                                                                    ---------

              Cash consideration                                       21,915
                                                                    =========


         c) On June 21, 2002, the Company signed an agreement with a third party to purchase a 40% participating interest in, and operatorship of the Central Block onshore Trinidad. The Petroleum Company of Trinidad and Tobago Limited (Petrotrin) has a 35% Participating Interest in the Central Block, while the Company's subsidiary, Aventura holds the rights to the remaining 25%. The acquisition was accounted for using the purchase method of accounting as follows:

                                                                    ---------
                                                                         $
                                                                    ---------
              Allocation of purchase price:
                Capital assets                                         75,581
                Current assets                                            465
                Current liabilities                                    (1,127)
                Future income taxes                                    (9,233)
                                                                    ---------

              Cash consideration                                       65,686
                                                                    =========

              Subsequent to December 31, 2002, the participating interest in, and operatorship of the Central Block onshore Trinidad was sold to Aventura (Note 13).

3.       CAPITAL ASSETS
                                           --------------------------------------------------------
                                                                   2002
                                           --------------------------------------------------------
                                                                Accumulated
                                                                Depletion,
                                                               Depreciation
                                                                    and
                                                Cost           Amortization       Net Book Value
                                                 $                   $                  $
                                           ----------------- ------------------ -------------------
         Petroleum and natural gas
            properties and equipment            924,087             214,194            709,893
         Furniture and equipment                  4,787               2,778              2,009
                                           ----------------- ------------------ -------------------
                                                928,874             216,972            711,902
                                           ================= ================== ===================


                                           --------------------------------------------------------
                                                                   2001
                                           --------------------------------------------------------
                                                                Accumulated
                                                                Depletion,
                                                               Depreciation
                                                                    and
                                                Cost           Amortization       Net Book Value
                                                 $                   $                  $
                                           ----------------- ------------------ -------------------
         Petroleum and natural gas
            properties and equipment            669,361             124,251            545,110
         Furniture and equipment                  3,732               2,137              1,595
                                           ----------------- ------------------ -------------------
                                                673,093             126,388            546,705
                                           ================= ================== ===================

         As at December 31, 2002, costs of $28,968,000 (2001 - $26,045,000) for undeveloped properties have been excluded from the depletion and depreciation calculation. During the year, the Company capitalized $3,248,000 (2001 - $2,469,000) of overhead costs related to exploration and development activities.

         The provision for future site restoration costs is recorded in the consolidated statement of earnings as a component of depletion and depreciation and on the consolidated balance sheet as a long-term liability. At December 31, 2002, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $36,921,000 (2001 - $35,712,000).

4.       LONG-TERM DEBT

         At December 31, 2002, the Company had a line of credit of $270,000,000 (2001 - $250,000,000) with a banking syndicate. Interest is payable based on the Company's total debt to cash flow ratio at an annual rate ranging from the bank's prime rate plus 0.125% to the bank's prime rate plus 1.5% per annum. Security for the loan facility includes a $400,000,000 floating charge debenture and a general security agreement over all of the assets of the Company. In addition, a subsidiary of the Company, Vermilion REP S.A., as guarantor of the Company's loan, has provided security over its assets in France. A working capital tranche of $10,000,000, included in the $270,000,000 facility, has been placed in France to facilitate in cash management practices.

         On January 16, 2003, the Company renegotiated its loan facility decreasing its line of credit to $260,000,000. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

         Effective January 1, 2002, the Company prospectively adopted the new standard for the presentation of callable debt obligations recommended by the CICA. The new standard relates to the presentation of debt obligations that, by their terms, are due or callable within one year from the balance sheet date, even though payment may not be expected within that period. Under the new standard, debt obligations are classified based on facts existing at the balance sheet date rather than on expectations regarding future financing or renegotiation. As at December 31, 2002, there is no impact of the new standard on the consolidated financial statements.

5.       FUTURE INCOME TAXES

         The components of the future income tax liability at December 31, 2002 and 2001 are as follows:

                                                                                       ---------------- ----------------
                                                                                            2002             2001
                                                                                              $                $
                                                                                       ---------------- ----------------
         Capital assets                                                                      175,861          133,375
         Provision for future site restoration                                                (4,679)          (2,866)
         Share issue costs                                                                       (88)            (811)
                                                                                       ---------------- ----------------
                                                                                             171,094          129,698
                                                                                       ================ ================

         The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 42.2% (2001 - 43.1%).

                                                                                      ----------------- ----------------
                                                                                            2002             2001
                                                                                             $                 $
                                                                                      ----------------- ----------------
         Earnings before income taxes                                                        73,558           110,343

         Corporate tax rate                                                                  42.2%             43.1%

         Expected tax expense                                                                31,041            47,558

         Increase (decrease) in taxes resulting from
           Non-deductible crown payments                                                     18,211            20,216
           Resource allowance                                                               (17,511)          (17,702)
           Alberta Royalty Tax Credit                                                           128              (212)
           Foreign tax rate differentials *                                                  (6,558)           (2,679)
           France statutory tax rate change                                                  (1,692)           (1,078)
           Canada statutory tax rate change                                                  (1,148)           (4,013)
           Capital taxes                                                                        851               513
           Other                                                                                814             1,222
           Foreign exchange                                                                   7,962               825
                                                                                      ----------------- ----------------

         Provision for income taxes                                                          32,098            44,650
                                                                                      ================= ================

         * The corporate tax rate in France is 34% (2001 - 36.2%).


         At December 31, 2002, the Company has approximately $289,543,000 (2001
         - $220,900,000) of tax deductions for Canadian income tax purposes, approximately $74,281,000 (2001 - $70,500,000) of tax deductions for French income tax purposes and approximately $29,013,000 (2001 - $Nil) of deductions for Trinidad income tax purposes.

6.       SHARE CAPITAL

         AUTHORIZED
            Unlimited number of common shares
            Unlimited number of preferred shares

         COMMON SHARES ISSUED
                                                                                      ----------------- ----------------

                                                                                           Number of          Amount
                                                                                              Shares               $
                                                                                      ----------------- ----------------
        Balance, December 31, 2000                                                        54,489,920         132,965
           Stock options exercised for cash                                                1,153,882           4,864
           Shares acquired under normal course issuer bids                                  (629,500)         (1,683)
                                                                                      ----------------- ----------------

        BALANCE, DECEMBER 31, 2001                                                        55,014,302         136,146

           Stock options exercised for cash                                                  943,616           4,660
           Shares acquired under normal course issuer bid                                    (91,000)           (249)
                                                                                      ----------------- ----------------

        BALANCE, DECEMBER 31, 2002                                                        55,866,918         140,557
                                                                                      ================= ================

Stock options

         The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers and employees for the purchase of common shares. The options are granted for a maximum term of five years and vest one third each year and are fully vested at the end of the third year. At December 31, 2002, the Company has reserved for issuance a total of 5,268,394 (2001 - 4,468,010) options under the stock option plan. The options are exercisable at prices from $3.02 to $11.50 and expire at various dates between 2003 and 2007.

         The following tables summarize information about the Company's stock options at December 31, 2002 and 2001:

                                                   ---------------------------------------------------------------------
                                                                  2002                              2001
                                                   ---------------------------------------------------------------------
                                                                        WEIGHTED                          Weighted
                                                                         AVERAGE                           Average
                                                       NUMBER OF        EXERCISE         Number of        Exercise
                                                        OPTIONS           PRICE           Options           Price
                                                                            $                                 $
                                                   ---------------------------------------------------------------------
         Balance, beginning of year                     3,378,685         6.07            4,596,367         5.22
            Granted                                     1,826,500         9.86              330,200         9.62
            Exercised                                    (943,616)        4.94           (1,153,882)        4.22
            Cancelled                                    (149,200)        7.29             (394,000)        5.67
                                                   ------------------                ------------------

         Balance, end of year                           4,112,369         7.97            3,378,685         6.07
                                                   ==================                ==================
         Exercisable, end of year                       1,171,783         5.27            1,602,653         4.94
                                                   ==================                ==================

                                   -------------------------------------------------------------------------------------
                                              Options Outstanding                       Options Exercisable
                                   -------------------------------------------------------------------------------------
                                                    Average       Weighted                    Average       Weighted
                                                   Remaining      Average                    Remaining      Average
         Range of                      Number       Life in       Exercise       Number       Life in       Exercise
         Exercise Prices            Outstanding      Years         Price      Exercisable      Years         Price
                                                                     $                                         $
         ---------------------------------------------------------------------------------------------------------------
         $3.02 -   $4.99              1,609,801       1.1           8.02         392,681        1.0           2.23
         $5.00 -   $7.99              1,630,167       2.7           6.98         680,134        0.7           6.39
         $8.00 -  $11.50                872,401       4.1           9.72          98,968        3.0           9.68
                                   ---------------                           ---------------
                                      4,112,369       3.0           7.97       1,171,783        1.3           5.27
                                   ===============                           ===============

         NORMAL COURSE ISSUER BIDS

         Effective November 23, 2001, the Company commenced a normal course issuer bid process to purchase the Company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares and terminated on November 22, 2002.

         During the year ended December 31, 2002, the Company acquired 91,000 (2001 - 629,500) common shares, under the normal course issuer bid, for cash consideration totalling $717,000 (2001 - $5,003,000). As the consideration paid was in excess of the stated value of the shares, the amount of the excess, totalling $468,000 (2001 - $3,320,000) was recorded as a reduction of retained earnings.

7.       STOCK-BASED COMPENSATION PLAN

         The Company accounts for its stock-based compensation using the intrinsic value of the stock options. Using intrinsic values, compensation costs are not recognized in the financial statements for share options granted to employees and directors when issued at prevailing market prices.

         Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net earnings of using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the effect on the Company's 2002 net earnings would have been a reduction of $2,338,000 for the stock options granted in this period. The effect on net earnings would be a reduction of $0.04 per share.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants; risk-free interest rate of 4.5%; expected lives of 5 years; and expected volatility of 50%.

         The weighted average fair market value of options granted in 2002 was $4.86 per option.

8.       PER SHARE AMOUNTS

         The following table shows the effect of dilutive securities on the weighted average common shares outstanding:

                                                                                      ----------------- ----------------
                                                                                            2002             2001
                                                                                      ----------------- ----------------
        Basic
           Earnings per share                                                                $0.74             $1.21
           Funds generated from operations per share                                         $2.82             $2.81
           Weighted average number of shares outstanding (thousands)                        55,791            54,489
        Diluted
           Earnings per share                                                                $0.73             $1.17
           Funds generated from operations per share                                         $2.77             $2.71
           Weighted average number of shares outstanding (thousands)                        56,847            56,332

         The number of shares used to calculate diluted earnings and funds generated from operations per share for the year ended December 31, 2002, of 56,847,150 (2001 - 56,332,326) included the weighted average number of shares outstanding of 55,791,046 (2001 - 54,488,598) plus 1,056,104 (2001 - 1,843,728) shares related to the dilutive effect of stock options.

         The diluted net earnings and funds generated from operations per share discussed above did not include 324,282 (2001 - 55,807) of share options, both on a weighted average basis, because the respective exercise prices exceeded the average market price of the common shares, as the effect would be anti-dilutive.

9.       FINANCIAL INSTRUMENTS

         RISK MANAGEMENT ACTIVITIES

         The nature of the Company's operations result in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and when appropriate, utilizes derivative financial instruments to manage its exposure to these risks. The Company is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.

         The Company uses oil swap agreements to hedge anticipated sales of crude oil. At December 31, 2002, the Company had entered into U.S. dollar oil swaps with financial institutions to hedge approximately 2,025,750 barrels (approximately 5,550 barrels per day) in 2003. The hedge prices average US$24.04 WTI equivalent and mature during calendar year 2003. At December 31, 2002, the fair value of the oil swaps represent a loss of approximately Cdn$7,038,328 (using an average exchange rate of $1.5983). The Company does not obtain collateral or other security to support its oil swap agreements, however any swap agreement executed with any of its banking syndicate members rank pari-passu with the security arrangement within the bank loan facility.

         As well the Company uses natural gas agreements to hedge anticipated sales of natural gas. At December 31, 2002, the Company had entered into physical gas contracts at pre-determined prices to sell 10,950,500 GJ's (approximately 26.8 mmcf per day) at an average floor of Cdn$5.18 and cap of Cdn$5.75 per mcf in 2003 and 675,000 GJ's (approximately 1.7 mmcf per day) at an average floor of Cdn$5.31 and cap of Cdn$8.91 per mcf in 2004. At December 31, 2002, the fair value of the gas contracts represents a loss of approximately Cdn$9,975,230. The Company does not obtain collateral or other security to support its natural gas agreements other than parental guarantees.

         The Company has entered into a financial swap for electricity prices to hedge anticipated electrical needs for its Canadian production. At December 31, 2002, the Company had entered into an agreement with an energy company to hedge approximately 2 MW per hour (50% of current electrical needs for Canadian production) at $91 per MW hour. The term was for three years beginning January 1, 2001, and ending December 31, 2003. At December 31, 2002, the fair value of the agreement was a loss of $598,776.

         The Company has also put in place Canadian/US dollar currency conversion hedges covering virtually all of its oil hedge position for 2003 at approximately US$0.63 per Canadian dollar. At December 31, 2002, the fair value of the hedges was a loss of $150,926.

         FAIR VALUES

         The carrying values of accounts receivable, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2002 and 2001 due to the short-term nature of these instruments and in the case of long-term debt having variable interest rate which approximates market value.

10.      CASH FLOW INFORMATION

                                               --------------------------------
                                                      2002           2001
                                                        $              $
                                               --------------------------------
        Accounts receivable                          (10,620)          (133)
        Crude oil inventory                             (614)         3,425
        Prepaid expenses and other                       598         (2,494)
        Accounts payable                                (460)         3,054
        Foreign exchange                                (634)          (351)
                                               --------------------------------
        Change in non-cash working capital           (11,730)         3,501
                                               ================================

11.      SEGMENTED INFORMATION

         The Company has operations principally in Canada and France. Aventura (see Note (2(a)) has net assets in Trinidad, Argentina and Canada. The Company's entire operating activities are related to exploration, development and production of petroleum and natural gas.

                                                                                     ----------------- -----------------
                                                                                           2002              2001
                                                                                            $                 $
                                                                                     ----------------- -----------------
         Petroleum and natural gas revenues
           Canada                                                                          208,103           201,212
           France                                                                           79,036            73,687
           Trinidad                                                                            401                --
                                                                                     ----------------- -----------------
                                                                                           287,540           274,899
                                                                                     ----------------- -----------------
         Net earnings
           Canada                                                                           24,711            45,841
           France                                                                           16,270            19,902
           Trinidad                                                                            341                --
                                                                                     ----------------- -----------------
                                                                                            41,322            65,743
                                                                                     ----------------- -----------------
         Funds generated from operations
           Canada                                                                          101,759           109,174
           France                                                                           55,250            43,711
           Trinidad                                                                            356                --
                                                                                     ----------------- -----------------
                                                                                           157,365           152,885
                                                                                     ----------------- -----------------
         Capital expenditures (including acquisitions)
           Canada                                                                          134,336           118,809
           France                                                                           25,092            44,080
           Trinidad                                                                         74,569                --
           Argentina                                                                            82                --
                                                                                     ----------------- -----------------
                                                                                           234,079           162,889
                                                                                     ----------------- -----------------
        Total assets
           Canada                                                                          497,512           401,063
           France                                                                          199,385           188,481
           Trinidad                                                                        112,605            13,981
           Argentina                                                                         2,209             2,254
                                                                                     ----------------- -----------------
                                                                                           811,711           605,779
                                                                                     ================= =================

12.      COMMITMENTS AND CONTINGENCIES

         At December 31, 2002, the Company had a letter of credit outstanding for 2,123,615 Euro (approximately Cdn$3,500,000) in favour of the vendor of the properties acquired in France, which secures certain indemnities given to the vendor. The letter of credit expires July 2003 and has a 10% reduction upon annual renewal.

         On September 25, 2001, the Company received a tax assessment notice from the Direction Generale des Impots regarding the Company's wholly-owned subsidiary in France, Vermilion REP. S.A. The notice advises that the Company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of $4,500,000 Euro (approximately Cdn$7,500,000), including interest charges for late filing. The Company disagrees with the tax authorities position and is in the process of challenging the assessment. At the present time the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such no amount has been accrued for in the consolidated financial statements at December 31, 2002.

13.      SUBSEQUENT EVENT

         On January 15, 2003, the shareholders of the Company approved the reorganization of the Company by way of a plan of arrangement into Vermilion Energy Trust (the "Trust") and Clear Energy Inc. ("Clear"), a new publicly traded oil and gas exploration company. The Arrangement, completed on January 22, 2003, resulted in former Vermilion shareholders and optionholders owning all of the issued and outstanding common shares of Clear and all of the issued and outstanding trust units, and the Trust owning all of the issued and outstanding common shares of the Vermilion. As the ultimate ownership has not changed from the former Vermilion shareholders, no adjustment has been made to the carrying values of the assets and liabilities of the Company. Costs related to the reorganization and the conversion of options have been estimated at $8,000,000 and $16,817,000 respectively. These costs, including $2,324,000 incurred to December 31, 2002 which were recorded as deferred reorganization costs, will be recorded as expenses at the time of completion of the transactions.

         Following the completions of the Arrangement, the Company completed certain transactions with Aventura pursuant to which the Company transferred all of its Trinidad interests to Aventura in exchange for Aventura shares, thereby increasing the Company's ownership interest in Aventura to 72.4%. The Company also acquired from Aventura a 25% gross overriding royalty which was held by Aventura on certain of the Company's non-operated interests and properties located in Canada for cash consideration of $6,312,000. These transactions will be recorded at carrying value.

                                   SCHEDULE B


COMPILATION REPORT

To the Trustee of
VERMILION ENERGY TRUST:

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Vermilion Energy Trust as at December 31, 2002 and the pro forma consolidated statement of earnings for the year ended December 31, 2002 which have been prepared for inclusion in the Annual Information Form of Vermilion Energy Trust dated April 11, 2003. In our opinion, the pro forma consolidated balance sheet as at December 31, 2002 and the pro forma consolidated statement of earnings for the year ended December 31, 2002 have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.




Calgary, Alberta                                 (signed) DELOITTE & TOUCHE LLP
March 7, 2003                                             Chartered Accountants

VERMILION ENERGY TRUST
Pro Forma Consolidated Statement of Earnings
For the Year Ended December 31, 2002
(000's, except unit and per unit amounts, unaudited)

----------------------------------------------------------------------------------------------------------------------
                                                 Vermilion      Clear Energy    Pro forma                 Pro forma
                                                 Resources      Inc. Assets    Adjustments            Vermilion Energy
                                                   Ltd.          (Note 2a.)      (Note 2)                   Trust
----------------------------------------------------------------------------------------------------------------------
Revenue:
Petroleum and natural gas revenue               $   287,540    $   (16,008)                           $     271,532
Royalties (net)                                      61,332         (5,221)                                  56,111
                                                -----------                                           -------------
                                                    226,208                                                 215,421
                                                -----------                                           -------------
Expenses:
Production                                           42,976         (1,513)                                  41,463
Interest                                              6,286                                                   6,286
General and administration                            9,392                         (882)    2(c)             8,510
Employee bonus plan                                       -                        3,529     2(d)             3,529
Foreign exchange loss (gain)                           (741)                                                   (741)
Depletion and depreciation                           94,737                       (6,537)    2(e)            88,200
                                                -----------                                           -------------
                                                    152,650                                                147,247
                                                -----------                                           -------------

Earnings before income taxes and other item          73,558                                                  68,174
Income taxes:
Future                                               21,121                        6,855     2(g)            27,976
Current                                              10,126                       (9,123)    2(g)             1,003
Capital                                                 851                          (22)    2(g)               829
                                                -----------                                           -------------
                                                     32,098                                                  29,808
Other item:
Non-controlling interest                                138                                                     138
                                                -----------                                           -------------

Net earnings for the year                       $    41,322                                           $      38,228
                                                -----------                                           -------------

Total Trust Units                                                                            2(j)        57,480,467
                                                                                                      -------------

Net earnings per Trust Unit (Note 2(j))                                                                       $0.67
                                                                                                      -------------


SEE ACCOMPANYING NOTES.

VERMILION ENERGY TRUST
Pro Forma Consolidated Balance Sheet
As at December 31, 2002
(000's, unaudited)

------------------------------------------------------------------- -------------------------------------------
                                                                                                     Pro forma
                                                                                                     Vermilion
                                                   Vermilion       Pro forma          Pro forma        Energy
                                     Vermilion     Resources      Adjustments        Adjustments        Trust
                                    Energy Trust      Ltd.          (Note 2)          (Note 3)        (Note 3)
--------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
     Cash                          $        1     $   32,562                                         $   32,563
     Accounts receivable                   --         56,582                                             56,582
     Crude oil inventory                   --          3,207                                              3,207
     Prepaid expenses and other            --          4,699                                              4,699
                                   -------------------------                                         ----------
                                            1         97,050                                             97,051
Deferred reorganization costs                          2,324      (2,324) 2(1)                               --
Deferred financing costs                   --            435                                                435
Capital assets                             --        711,902     (19,737) 2(a)       10,595 3(a)        702,760
                                   -------------------------                                         ----------
                                   $        1     $  811,711                                         $  800,246
                                   =========================                                         ==========

LIABILITIES AND UNITHOLDERS' EQUITY

CURRENT
     Accounts payable and
         accrued liabilities       $       --   $   79,817         5,676  2(l)                       $   85,493
     Income taxes payable                  --       10,977                                               10,977
                                   -------------------------                                         ----------
                                           --       90,794                                               96,470

Long-term debt                             --      193,025                                              193,025
Provision for future site
     restoration                           --       11,169           (85) 2(f)                           11,084
Future income taxes                        --      171,094         1,970  2(g)                          173,064
                                   -------------------------                                         ----------
                                           --      466,082                                              473,643
                                   -------------------------                                         ----------
Non-controlling interest                   --       21,321                           10,595 3(a)         31,916
                                   -------------------------                                         ----------
UNITHOLDERS' EQUITY:
     Unitholders' Equity                    1      140,557        (8,174)                               132,384
     Retained earnings                     --      183,751       (21,448) 2(l)                          162,303
                                   -------------------------                                         ----------
                                            1      324,308                                              294,687
                                   -------------------------                                         ----------
                                   $        1   $  811,711                                           $  800,246
                                   =========================                                         ==========


SEE ACCOMPANYING NOTES.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at December 31, 2002 and the pro forma consolidated statement of earnings for the year ended December 31, 2002 (the "Pro Forma Statements") have been prepared to reflect the Plan of Arrangement, completed on January 22, 2003, (the "Arrangement") to convert Vermilion Resources Ltd. ("Vermilion") from a corporation focused on oil and natural gas exploration and production into two new entities: (a) Clear Energy Inc. ("Clear") a public corporation concentrating on the exploration and development of oil and natural gas reserves and (b) Vermilion Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its unitholders. Vermilion Resources Ltd. ("Amalgamationco"), the corporation resulting from the amalgamation of Vermilion and Vermilion Acquisition Ltd. ("Acquisitionco"), and a subsidiary of the Trust, will hold a working interest in certain oil and gas properties of Vermilion.

The Pro Forma Statements include the accounts of the Trust, certain partnership interests and its subsidiaries, all of which are wholly-owned subsidiaries except for Aventura Energy Inc. ("Aventura").

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in Notes 2 and 3 as if they had occurred at the end of the year and the pro forma consolidated statement of earnings gives effect to the assumed transactions and assumptions described in Note 2 and Note 3 as if they had occurred at the beginning of the year. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Distributable cash as set out in Note 4 is not an earnings measurement recognized by Canadian generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash in other similar trust entities.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Vermilion as at and for the year ended December 31, 2002 ("Vermilion Historical Financial Statements"). The Pro Forma Statements have been prepared from information derived from, and should be read in conjunction with, the Vermilion Historical Financial Statements. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

2.       PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Under the Arrangement, Vermilion will be acquired by Acquisitionco, the consideration being shares in Clear and units of Vermilion Energy Trust. As the former Vermilion shareholder group will own Clear and the Trust (including its wholly-owned subsidiary company Amalgamationco), no adjustment to carrying values of the assets and liabilities of Vermilion is required to account for the transactions.

The Pro Forma Statements give effect to the following assumptions and adjustments:

a. Under the Arrangement, a portion of Vermilion's existing lands and exploration assets will be transferred directly to Clear. The properties held within the consolidated entity of Vermilion will be transferred such that Clear will hold a 50% working interest in certain natural gas properties in the Peace River Arch area of Alberta, a 100% working interest in certain other exploration properties as well as various undeveloped landholdings. The net book value of capital assets of Vermilion has been allocated to Amalgamationco based on the historical cost of the assets. The revenue, royalties, and production expenses related to these properties have been eliminated from the Pro Forma Consolidated Statement of Earnings.

b. Working capital balances related to the exploration assets are not transferred with the properties.

c. General and administrative costs of approximately $882,000 for the year ended December 31, 2002 will be transferred to Clear. Included in this amount is a Temporary Services Agreement for office space, equipment and other general administrative services.

d. The Employee Bonus Plan provides for a payment of up to 2.0% of Net Operating Income (as defined in the Plan) for the period. The amount is to be settled in cash, through the issuance of Trust Units, or in a combination of cash and Trust Units as determined by the board of directors of Amalgamationco. For the purposes of these Pro forma Statements, it is assumed to be settled half in cash and half in Trust Units.

e. The adjustment of depletion and depreciation to account for the transfer of the capital assets to Clear has been computed using the appropriate unit-of production rate for the full cost pool allocated to Clear based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers. The cost of significant unevaluated properties are excluded from the depletion and depreciation base.

f. The provision for site restoration and abandonment on the pro forma consolidated balance sheet has been adjusted based on the historical provisions related to the properties transferred to Clear.

g. Future income tax has been adjusted for the other adjustments to earnings using the historical effective tax rate of Vermilion (December 31, 2002 - 42.12%). The provision for Canadian current taxes would be eliminated under the new structure. Large corporations tax has been adjusted for the impact of other noted adjustments.

         The increase to the future tax liability on the pro forma consolidated balance sheet results from the tax basis being reduced by an amount greater than the reduction of net book value related to the transfer of the exploration assets. The increase is reduced by an increase in tax pools for certain of the costs of the Plan of Arrangement.

h. The Trust will establish a reclamation fund to fund the payment of environmental and final site restoration costs for the assets acquired through the Arrangement. The reclamation fund will be funded by Amalgamationco and owned by the Trust. The contribution rate has been estimated at $0.20 per BOE of proven reserves, based on currently estimated future environmental and reclamation obligations.

i. It is the intention of the Trust to reinvest 15% of cash from operations into capital assets.

j. The authorized capital of the Trust consists of an unlimited number of Trust Units. Net earnings and distributable cash per unit (Note 4) have been based on the following number of shares of Vermilion:

         Common Shares as at December 31, 2002                       55,866,918
         Options exercised January 1, 2003 to closing                   267,100
         Common Shares and Exchangeable Shares exchanged for
         Trust Units                                                 56,134,018
         Options exchanged for Trust Units                            1,346,449
                                                                   ------------
         Total Trust Units                                           57,480,467
                                                                   ============


k. Unitholders' equity, and the number of Trust Units above, includes both Trust Units and Exchangeable Shares issued under the Arrangement. Unitholders' equity also includes the exchange of options under the Arrangement.

l. Costs related to the Arrangement and the conversion of options have been estimated at $8,000,000 and $16,817,000 respectively and the related income tax impact has been estimated to be $ 3,376,000 and have been charged to retained earnings for purposes of these Pro Forma Statements. These costs have not been included on the proforma consolidated statement of earnings because they relate to Vermilion prior to becoming a trust.

3.       PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

As part of the reorganization of Vermilion, separate from the Arrangement, Vermilion's existing 40% working interest in the Central Block in Trinidad will be sold to Aventura.

The Pro Forma Statements give effect to the following assumption and adjustment.

a. As a result of the sale to Aventura of its interest in the Central Block in Trinidad, Vermilion increases its equity holding in Aventura to approximately 72% from approximately 47% held before the sale. This reduces the non-controlling interest to approximately 28%. This represents an indirect acquisition of a further interest in Aventura from the minority shareholders. The required adjustment to non-controlling interest has been allocated to capital assets.

4.       PROFORMA DISTRIBUTABLE CASH

--------------------------------------------------------------------------------
                                                                Pro forma
                                                             Vermilion Energy
                                                            Trust for the year
                                                            ended December 31,
                                                                   2002
--------------------------------------------------------------------------------
Net earnings for the period                                    $      38,228
 Add (deduct):
           Depletion and depreciation                                 88,200
           Unrealized foreign exchange loss                             (666)
           Amortized deferred financing charges                          713
           Non-controlling interest                                      138
           Future income taxes                                        27,976
           Non-cash administrative expenses (Note 2(d))                1,764
                                                               -----------------
Cash generated from operations                                       156,353

 Add (deduct):
           Reclamation fund contribution (Note 2(h))                  (1,743)
           Provision for capital expenditures (Note 2(i))            (23,824)
                                                               -----------------

Distributable cash                                                   130,786
                                                               -----------------

 Total Trust Units (Note 2(j))                                    57,480,467
                                                               -----------------

 Distributable cash per Trust Unit (Note 2(j))                 $        2.28
                                                               -----------------